   As filed with the Securities and Exchange Commission on February 11, 2000
                                                   Registration No. 333-________
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                _______________

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                _______________

                               VERTICALNET, INC.
            (Exact name of Registrant as specified in its charter)

     Pennsylvania                          7319                  23-2815834
(State or other jurisdiction         (Primary Standard        (I.R.S. Employer
of incorporation or organization) Industrial Classification  Identification No.)
                                         Code No.)


                          700 Dresher Road, Suite 100
                         Horsham, Pennsylvania 19044
                                (215) 328-6100
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                              __________________

                            James W. McKenzie, Jr.
                   Senior Vice President and General Counsel
                          700 Dresher Road, Suite 100
                         Horsham, Pennsylvania 19044
                                (215) 328-6100

             (Name and address, including zip code, and telephone
              number, including area code, of agent for service)

                                  Copies to:
                           Michael L. Pillion, Esq.
                           Rachel A. Gonzalez, Esq.
                          Morgan, Lewis & Bockius LLP
                              1701 Market Street
                         Philadelphia, PA 19103-2921
                                (215) 963-5000

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.   [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   [_]


  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.   [_]

================================================================================

                        CALCULATION OF REGISTRATION FEE

               Title Of Each Class                                      Proposed Maximum     Proposed Maximum       Amount Of
                  Of Securities                       Amount To Be     Offering Price Per   Aggregate Offering   Registration
                 To Be Registered                      Registered           Security             Price (1)            Fee
             -----------------------                ----------------   -------------------  -------------------  --------------
     5 1/4% Convertible Subordinated
     Debentures due 2004...................         $115,000,000                100%           $115,000,000            $30,360

     Common Stock, $.01
     par value per share(2)................            2,875,000 shares         ----                   ----               ----

(1)  Equals the aggregate principal amount of the securities being registered.
(2) Such number represents the number of shares of common stock that are currently issuable upon conversion of the debentures. Pursuant to Rule 416 under the Securities Act, the registrant is also registering such indeterminate number of shares of common stock as may be issued from time to time upon conversion of the debentures as a result of the antidilution protection of the debentures. Pursuant to Rule 457(i), no registration fee is required for these shares.

          THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                SUBJECT TO COMPLETION, DATED FEBRUARY 11, 2000

                                 $115,000,000

The information in this prospectus is not complete and may be changed. The selling holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                               VERTICALNET, INC.

              5 1/4% Convertible Subordinated Debentures due 2004

     Holders of our 5 1/4% Convertible Subordinated Debentures due 2004 may offer for resale through this prospectus the debentures and the shares of common stock issuable upon conversion of the debentures at various times at market prices prevailing at the time of sale or at privately negotiated prices. The selling holders may resell the debentures or the common stock to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. We will pay interest on the debentures on March 27 and September 27 of each year, beginning March 27, 2000. We will not receive any of the proceeds from the resale of the debentures and the common stock issuable upon conversion of the debentures offered through this prospectus. All expenses of registration of the debentures and the shares of common stock issuable upon conversion of the debentures which may be offered through this prospectus under the Securities Act will be paid by us (other than underwriting discounts and selling commissions, and fees and expenses of advisors to the selling holders).

     Holders of the debentures may convert, subject to specified conditions, the debentures into shares of our common stock at a conversion price of $40.00 per share, subject to adjustment as set forth in this prospectus.

     The debentures will mature on September 27, 2004 unless earlier converted or redeemed. Prior to September 27, 2002, we may redeem all or part of the debentures, at the redemption price specified in this prospectus under "Description of the Debentures--Optional Redemption--Provisional Redemption" if we have an effective shelf registration statement and the market price of our common stock exceeds specified thresholds. We intend to redeem all or part of the debentures upon, or shortly after, the effectiveness of this registration statement, as long as the market price of our common stock exceeds the thresholds specified in this prospectus. Upon a Change of Control (as defined) of VerticalNet, holders of the debentures may be entitled to cause us to redeem all or part of their debentures. After September 27, 2002, we may redeem all or part of the debentures at the redemption prices specified in this prospectus under "Description of the Debentures--Optional Redemption--Subsequent Optional Redemption."

     Shares of our common stock are quoted on the Nasdaq National Market under the symbol "VERT." The last reported sale price of the shares on February 9, 2000 was $226.94 per share.

     VerticalNet has not applied for listing of the debentures on any securities exchange or for the quotation through any automated quotation system. The debentures are eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market.

     The debentures are unsecured general obligations of VerticalNet and rank subordinate in right of payment to all of our existing and future Senior Debt (as defined). As of September 30, 1999, we had no Senior Debt. NECX, which we acquired on December 16, 1999 had outstanding balance sheet liabilities of approximately $49.0 million as of September 30, 1999.

                Investing in the debentures and the common stock issuable upon conversion of the debentures involves a high degree of risk.
                         Risk Factors begin on page 7.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

February     , 2000

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
SUMMARY.....................................................................   3
RISK FACTORS................................................................   7
FORWARD-LOOKING STATEMENTS..................................................  22
USE OF PROCEEDS.............................................................  22
RATIO OF EARNINGS TO FIXED CHARGES..........................................  22
DESCRIPTION OF THE DEBENTURES...............................................  23
DESCRIPTION OF CAPITAL STOCK................................................  36
SELLING HOLDERS.............................................................  40
CERTAIN FEDERAL TAX CONSEQUENCES............................................  42
PLAN OF DISTRIBUTION........................................................  46
LEGAL MATTERS...............................................................  47
EXPERTS.....................................................................  47
ADDITIONAL INFORMATION......................................................  47

                                    SUMMARY


     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus or incorporated by reference in this prospectus and may not contain all the information that is important to you. All information in this offering prospectus reflects a two-for-one split of our common stock effected on August 20, 1999. The information in this prospectus does not reflect the two-for-one split of our common stock that our board of directors has declared to holders of common stock on March 17, 2000 payable on March 31, 2000.

                                  Our Company

     VerticalNet, Inc. (www.verticalnet.com) owns and operates 55 industry-specific Web sites designed as online business-to-business communities, known as vertical trade communities. These vertical trade communities provide users with comprehensive sources of information, interaction and e-commerce. They are grouped into the following industry sectors:


     ADVANCED TECHNOLOGIES              MANUFACTURING AND METALS
     COMMUNICATIONS                     PROCESS
     ENVIRONMENTAL                      PUBLIC SECTOR
     FOOD AND PACKAGING                 SERVICE
     FOODSERVICE AND HOSPITALITY        TEXTILES AND APPAREL
     HEALTHCARE/SCIENCE


     Additionally, VerticalNet provides auctions, catalogs, bookstores, career services and other e-commerce capabilities horizontally across its communities with technologies from acquired and organic sites like Industry Deals.com, IT CareerHub.com, LabX.com and Professional Store.com. Through its acquisition of NECX.com, VerticalNet intends to provide an online exchange for the electronic components industry.


                                   About VerticalNet

 Principal Executive Offices:      Internet Address:

 VerticalNet, Inc.                 www.verticalnet.com (Information contained on
 700 Dresher Road, Suite 100       our Web site is not a part of this
 Horsham, Pennsylvania 19044       prospectus)
 Phone: (215) 328-6100

                                 The Offering


Securities Offered by Holders      $115,000,000 aggregate principal amount of 5
                                   1/4% Convertible Subordinated Debentures due
                                   2004, and shares of common stock issuable upon conversion of the debentures.

Maturity                           September 27, 2004.

Interest Payment Dates             March 27 and September 27, beginning on March
                                   27, 2000. The initial interest payment will include accrued interest from September 27, 1999.

Interest Rate                      5 1/4% per year.

Optional Conversion by Holders     Holders may convert the debentures at any
                                   time through maturity, unless previously redeemed or repurchased, into shares of common stock initially at a conversion price of $40.00 per share (equal to a conversion rate of 25 shares per $1,000 principal amount of the debentures), subject to adjustment under certain circumstances. See
                                   "Description of the Debentures--Conversion
                                   Rights."

Provisional Redemption
by VerticalNet                     We intend to redeem some or all of the
                                   debentures upon, or shortly after, the
                                   effectiveness of this shelf registration statement. We may redeem (the "Provisional
                                   Redemption") some or all of the debentures, at any time prior to September 27, 2002 (the
                                   "Provisional Redemption Date"), at a
                                   redemption price equal to 101.3125% of the principal amount of the debentures, plus any accrued and unpaid interest to, but excluding, the Provisional Redemption Date, if (i) this shelf registration covering resales of the debentures and the common stock issuable upon conversion of the debentures is effective and available for use and is expected to remain effective and available for use for the 30 days following the Provisional Redemption Date and (ii) the
                                   Current Market Value (as defined) of our common stock equals or exceeds the following triggering percentages of the conversion price then in effect for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the date of mailing of the notice of the Provisional
                                   Redemption (the "Notice Date"), if redeemed in the 12-month period ending on September 26 of the following years:

                                                          Trigger
                                        Year             Percentage
                                        ----             ----------
                                        2000                170%
                                        2001                160%
                                        2002                150%

                                   Upon any Provisional Redemption, we will make an additional payment (the "Interest Make-Whole Payment") with respect to the debentures called for redemption, including those debentures converted into common stock between the Notice Date and the Provisional Redemption Date, in an amount equal to the sum of (i) the present value of the aggregate amount of the interest that would otherwise have accrued from the Provisional Redemption Date through September 26, 2002 (the "Interest Make-Whole Period") and (ii) any liquidated damages to, but excluding, the Provisional Redemption Date. Such present value shall be calculated using the bond equivalent yield on U.S. Treasury notes or bills having a term nearest in length to that of the Interest Make-Whole Period as of the Notice Date. We are obligated to make the Interest Make-Whole Payment on all debentures called for Provisional Redemption, regardless of whether those debentures are converted prior to the Provisional Redemption Date.

Subsequent Optional Redemption     We may redeem some or all of the debentures,
                                   on or after September 27, 2002, at the
                                   redemption prices, plus any accrued and
                                   unpaid interest to, but excluding, the
                                   redemption date, as more fully described herein. We will therefore be required to make six interest payments before being able to redeem any debentures. See "Description of the Debentures--Optional Redemption--
                                   Subsequent Optional Redemption."

Repurchase Right                   Holders of the debentures may require us to
                                   repurchase all of the holder's debentures at 100% of their principal amount plus any accrued and unpaid interest in certain circumstances involving a Change of Control
                                   (as defined). The repurchase price is payable in cash or, at our option, subject to the satisfaction of certain conditions, in common stock (valued at 95% of the average closing sales prices for the five consecutive trading days ending on and including the third day prior to the repurchase date). See
                                   "Description of the Debentures--Repurchase at Option of Holders Upon a Change of Control."

Subordination                      The debentures are our unsecured general
                                   obligations. They are subordinated in right of payment to all of our existing and future
                                   Senior Debt (as defined). The debentures will be, in effect, subordinated to all existing and future obligations (including trade payables) of our subsidiaries. We had no Senior Debt outstanding as of September 30,
                                   1999. NECX, which we acquired on December 16, 1999 had outstanding balance sheet liabilities of approximately $49.0 million as of September 30, 1999. See "Description of the Debentures--Subordination."

Form and Denomination              The debentures were issued in fully
                                   registered form. The debentures initially were issued in minimum denominations of $1,000. The debentures offered to
                                   "accredited investors" were issued only in certificated form and in multiples of $1,000 in excess of such amount. The debentures sold by the initial purchasers to "Qualified
                                   Institutional Buyers," as defined in Rule
                                   144A under the Securities Act, were
                                   represented by one or more global debentures, deposited with a trustee as custodian for The
                                   Depository Trust Company ("DTC") and
                                   registered in the name of DTC or Cede & Co., as DTC's nominee. Beneficial interests in the global debenture were shown on, and any transfers will be effected only through, records maintained by DTC and its participants. See "Description of the
                                   Debentures--Form, Denomination and
                                   Registration."

Use of Proceeds                    We will not receive any proceeds from the
                                   sale of the debentures and the common stock into which the debentures are convertible by the selling holders.

Trading The debentures are eligible for trading in the PORTAL market. Our common stock is traded on the Nasdaq National Market under the symbol "VERT."

                Summary Historical and Pro Forma Financial Data

     The following table summarizes historical and pro forma financial and other data for our business. The pro forma statement of operations data and other data give effect to our acquisitions of NECX Exchange, LLC, Isadra, Inc., CertiSource, Inc., LabX Technologies, Inc. and Techspex, Inc., as if they had occurred on January 1, 1998.

                                                  Year Ended December 31,                    Nine Months Ended September 30,
                                                  -----------------------                    -------------------------------
                                                                             1998                                         1999
                                   1996          1997          1998        Pro Forma       1998           1999         Pro Forma
                                -----------  ------------  ------------  ------------  ------------  --------------  --------------
                                                    (in thousands, except share and per share data and ratios)
Statement of
 Operations Data:
Exchange transactions.........  $       --   $        --   $        --   $   349,098   $        --     $        --     $   270,895
Cost of exchange transactions.          --            --            --       311,545            --              --         242,857
Net exchange revenues.........          --            --            --        37,553            --              --          28,038
Advertising and e-commerce
 revenues.....................         285           792         3,135         5,073         1,862          10,667          11,738

Combined net revenues.........         285           792         3,135        42,626         1,862          10,667          39,776
Amortization expense..........          --            --           283        38,581           104           2,703          29,148
Operating loss................        (702)       (4,664)      (13,509)      (47,128)       (8,349)        (39,528)        (67,024)
Net loss......................        (709)       (4,779)      (13,594)      (47,005)       (8,334)        (38,196)        (67,096)
Basic and diluted net
   loss per share.............  $    (0.14)  $     (0.95)  $     (2.64)  $     (6.30)  $     (1.63)    $     (1.29)    $     (2.12)
Shares used in basic
  and diluted net loss per
  share calculation...........   5,167,296     5,053,730     5,141,100     7,461,409     5,101,238      29,596,145      31,641,892
Pro forma basic and diluted
  net loss per share(1).......  $    (0.11)  $     (0.39)  $     (0.64)  $     (1.99)  $     (0.41)    $     (1.18)    $     (1.95)
Shares used in pro forma basic
  and diluted net loss per
  common share calculation....   6,652,568    12,368,652    21,270,978    23,591,287    20,104,360      32,448,845      34,494,592
Other Data:
Deficiency of earnings to
  cover fixed charges(2)......  $      709   $     4,779   $    13,594   $    47,005   $     8,334     $    38,196     $    67,096

     (1) Pro forma net loss per share is computed using the weighted average number of shares of common stock outstanding, including common equivalent shares from the convertible preferred stock as if converted at the original issuance date. All convertible preferred stock was converted into common stock at the IPO date.
     (2) For the periods indicated, earnings were inadequate to cover fixed charges. For purposes of determining the deficiency of earnings to fixed charges, loss is defined as losses from continuing operations.

     The following table indicates a summary of our balance sheet as of September 30, 1999. The pro forma column reflects our acquisition of NECX and the net proceeds from the October 12, 1999, $15 million exercise of the over-allotment provision of the debentures, as if they had occurred on September 30, 1999.

                                                                               As of September 30, 1999
                                                                               ------------------------

                                                                               Actual         Pro Forma
                                                                               ------         ---------
                                                                                  (in thousands)
Balance Sheet Data:
Cash and cash equivalents................................................     $ 91,710        $ 67,894
Working capital..........................................................      107,350         102,635
Total assets.............................................................      194,091         332,387
Long-term debt, less current portion.....................................      101,739         116,739
Total shareholders' equity...............................................       75,226         174,772

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this prospectus before deciding to purchase the debentures or shares of common stock issuable upon conversion of the debentures.


                         Risks Related to Our Business

We have limited operating history upon which you may evaluate us

     We launched our first vertical trade community in October 1995 and have a limited operating history. In addition, our revenue model is evolving, making an evaluation of our future prospects very difficult. Currently, our Internet based revenues are primarily generated from the sale of advertising on our vertical trade communities. In the future, we expect to generate revenue from multiple sources, including e-commerce and business services. We may not be able to sustain our current revenues or successfully generate e-commerce or business services revenue. If we do not generate such revenue, our business,
financial condition and operating results will suffer.   We expect that a
significant percentage of our overall revenues will come from NECX Exchange which we acquired December 16, 1999. We may not be able to successfully integrate the revenue stream of NECX into an e-commerce platform. If we do not generate revenue from NECX'S e-commerce applications, our business, financial condition and operating results will suffer.

We anticipate we will incur continued losses for the foreseeable future

     To date, we have not been profitable. We may never be profitable or, if we become profitable, we may be unable to sustain profitability. We have incurred significant losses since inception. We reported a net loss of $38.2 million for the nine months ended September 30, 1999 actual and $67.1 million on a pro forma basis, giving effect to the acquisitions of NECX, Isadra, CertiSource, LabX and Techspex. We expect to continue to incur significant losses in the foreseeable future. As of September 30, 1999, our accumulated deficit was $57.5 million.
As a result of our acquisitions, we expect our amortization expense to increase significantly in the future. Our limited operating history makes predicting our future operating results, including operating expenses, difficult. Our revenues may not grow or may not even continue at their current level.

We expect our operating expenses to increase

     Some of our expenses are fixed, including non-cancelable agreements, equipment leases and real estate leases. If our revenues do not increase, we may not be able to compensate by reducing expenses in a timely manner. In addition, we plan to significantly increase our operating expenses to:

     . launch additional vertical trade communities;

     . increase our internal sales and marketing operations;

     . enhance our technologies;

     . develop and deploy our e-commerce initiatives;

     . enter into additional sponsorship agreements;

     . broaden our customer support capabilities; and

     . pursue marketing and distribution alliances.

     Expenses will also increase due to the potential impact of goodwill amortization and other charges resulting from completed and future acquisitions.

     Leading Web sites, browser providers and other Internet distribution channels may also begin to charge us for providing access to our products and services. If any of these expenses are not accompanied by increased revenues, our business, financial condition and operating results would be harmed.


Fluctuations in our quarterly results may cause our stock price to decline

     We expect that our quarterly operating results will fluctuate significantly due to many factors, including:

     . the seasonality of our revenues;

     . the uncertain adoption of the Internet as an e-commerce and advertising medium;

     . dependence on development and adoption of the e-commerce market;

     . the level of demand for our products and services;

     . intense and increased competition;

     . our ability to develop, introduce and market new products and enhancements to our existing products on a timely basis;

     . our dependence on content providers;

     . license fees payable to content providers;

     . uncertain acceptance of our Internet content;

     . management of our growth; and

     . risks associated with recent and future acquisitions.

     Many of these factors are beyond our control.

     Due to the limited history of businesses relying on the Internet as an advertising and commercial medium, we believe that period-to-period comparisons of our operating results are not meaningful, and that such comparisons may not be accurate indicators of future performance. Additionally, if our operating results in one or more quarters do not meet the securities analysts' or our shareholders' expectations, the price of our common stock may fall.

     In addition, after our acquisition of NECX on December 16, 1999, quarterly fluctuations in NECX's revenues may disproportionately affect our revenues, due to NECX's substantial contribution to our overall revenues.


Marketing and distribution alliances may not generate the expected number of new customers or may be terminated

     We use marketing and distribution alliances with other Internet companies to create traffic on our vertical trade communities and consequently, to generate revenues. These marketing and distribution alliances allow us to link our vertical trade communities to search engines such as those offered by Lycos. The success of these relationships depends on the amount of increased traffic we receive from the alliance partners' Web sites. These arrangements may not generate the expected number of new customers. We also may be unable to renew these marketing and distribution alliance agreements. If any of these agreements are terminated, the traffic on our vertical trade communities could decrease or our advertising revenues derived from the sales of advertising on co-branded pages could decrease. In June 1999, as part of our overall reconsideration of our portal alliances, we terminated a three year Sponsorship Agreement with Excite, Inc. entered into on September 30, 1998. Additionally, in October 1999, we terminated our Sponsorship Agreement with Alta Vista.

     We are interested in entering into additional partnerships with search engine providers to increase traffic to our vertical trade communities, but we cannot assure you that we will be able to enter into any new partnerships. If we are unable to enter into new arrangements, the traffic on our vertical trade communities may not increase. Additionally, even if we are able to enter into additional partnerships with search engines, these partnerships may not necessarily increase the traffic on our vertical trade communities.

     There is intense competition for the Internet products and services, advertising and sales of goods and services that we offer.

     The market for Internet products and services, advertising and e-commerce is intensely competitive, evolving and subject to rapid technological change. We expect competition to intensify as current competitors expand their product offerings and new competitors enter the market. Barriers to entry are minimal, and competitors can launch new Web sites at a relatively low cost. We compete for a share of a customer's advertising budget with online services and traditional off-line media, such as print publications and trade associations. Although to date we believe there are no companies with a larger portfolio of vertical trade communities than ours, several companies offer competitive vertical trade communities. We expect that additional companies will offer competing vertical trade communities on a standalone or portfolio basis.

     Many of our competitors have greater brand recognition and greater financial, marketing and other resources than ours, and may have well-established relationships with our existing and prospective customers. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic partnerships and other initiatives. Our competitors may also develop Internet products or services that are superior to, or have greater market acceptance than, our solutions. If we are unable to compete successfully against our competitors, our business, financial condition and operating results may be negatively impacted.


Acquisitions may disrupt or otherwise have a negative impact on our business

     We have made, and plan to continue to make, significant investments in complementary Internet and non-Internet traditional companies, technologies and assets. Acquisitions are subject to the following risks:

     . acquisitions may cause a disruption in our ongoing business, distract our management and other resources and make it difficult to maintain our standards, controls and procedures;

     . we may acquire companies in markets in which we have little experience;

     . we may not be able to retain key employees from acquired companies;

     . we may not be able to successfully integrate the services, products and personnel of any acquisition into our operations;

     . we may be required to incur debt or issue equity securities, which may be dilutive to existing shareholders, to pay for acquisitions;

     . our acquisitions may not result in any return on our investment and we may lose our entire investment and incur significant additional losses;

     . our share price could decline following the market's reaction to our acquisitions;

     . our amortization expense will increase as a result of acquisitions; and

     . our interest deductions may be disallowed for federal income tax purposes.

The integration of NECX into our operations will substantially affect our revenue model and may be expensive and time-consuming

          We recently acquired NECX, a marketplace for the electronics industry. For the nine months ended September 30, 1999, NECX generated net revenues of approximately $28.0 million, all of which was attributable to its off-line market-making business. For the same period, VerticalNet generated net revenue of approximately $10.7 million, all of which was derived from our on-line advertising and e-commerce arrangements. We believe our acquisition of NECX will result in substantially higher revenues to VerticalNet; however, we plan to migrate NECX's off-line business to an on-line business. The effect of this migration on NECX's revenue stream is uncertain. There can be no assurance that we will be successful in this migration, nor that NECX customers will continue to use NECX upon its integration.

          In order to operationally integrate NECX into our vertical trade communities, we have retained Computer Sciences Corporation to design and build a new online exchange for NECX. The cost of designing and building a new online exchange will be significant and this project may take a substantial period of time to complete. There can be no assurance that this project will be completed at the cost and on the timeline that we currently contemplate. The failure of Computer Sciences or VerticalNet to effectively design, build and integrate the operations of NECX into VerticalNet's on-line trade communities could adversely affect our business, financial condition and operating results.

Future acquisitions may have a substantial dilutive effect on our stockholders.

          Our growth strategy depends upon the use of acquisitions to expand our business. The implementation of this strategy may require us to finance these acquisitions with shares of our common stock. Accordingly, our stockholders may experience substantial dilution because of our acquisition growth strategy.

We currently rely heavily on advertising revenues and if our advertising revenues decline, our business would suffer

     We currently rely on revenues generated from the sale of advertising on our vertical trade communities for a significant majority of our revenues. If we do not continue to develop advertising and other sources of revenues, our business may suffer. Our ability to increase our advertising revenues depends, among other things, on many factors, including:

     . advertisers' acceptance of the Internet as a legitimate advertising medium;

     . the development of a large base of users on our vertical trade communities who possess demographic characteristics attractive to advertisers; and

     . the expansion of our sales force.

     Additionally, to some of our advertising customers, we provide extended payment terms over the customer's advertising contract. To the extent that these amounts are not collected, our advertising revenues, bad debt expense and cash flows may be negatively impacted.

     We also have barter arrangements where we provide banner advertisements and storefronts to some of our customers in exchange for advertising on their Web sites or in their publications. If our barter arrangements do not continue, our advertising revenues may decline. For the nine months ended September 30, 1999, approximately $2.4 million, or 22.9%, of our reported revenue was generated by barter advertising arrangements.

     Other factors could also affect our revenues. For example, widespread use of "filter" software programs that limit access to storefront advertising from the Internet user's browser could reduce advertising on the Internet, which would impair our business, financial condition and operating results.

The seasonality of our advertising revenues and usage causes our overall revenues to fluctuate

     Some of our revenue is seasonal, which causes our revenues to be lower in the second and third quarters of each calendar year. As a result, after the announcement of our results for the second and third quarters of each calendar year, our stock price may be lower than at other times of the year. We experience seasonality in our advertising revenue because advertising and media buying tends to be highest in the first and fourth quarters of each calendar year. We also experience seasonality in our traffic. User traffic on our vertical trade communities and the Web sites of our partners is lower during the summer and year-end vacation and holiday periods, when business usage of the Web and our services typically declines.


Changes in industry advertising rates could negatively impact our revenues

     Changes in industry pricing practices for advertising rates could negatively impact our revenues in the future. Currently, we base our storefront advertising rates on a variety of factors including the maturity of the particular vertical trade community, the number of storefronts, the amount of other advertising purchased and the length of the advertising contract. In the future, advertising rates may be based on different criteria matrices such as the number of sales inquiries generated or visitors sent from our vertical trade communities to advertisers' Web sites. These changes could negatively impact our revenues.


Our Internet content may not attract users with demographic characteristics valuable to our advertisers

     Our future success depends upon our ability to deliver compelling Internet content about various industries that will attract users with demographic characteristics valuable to our advertising customers. If we are unable to develop Internet content that attracts a loyal user base possessing demographic characteristics attractive to advertisers, it could impair our business, financial condition and operating results. In addition, we may be unable to anticipate or respond to rapidly changing buyer preferences to attract enough users to our vertical trade communities. Internet users can freely navigate and instantly switch among a large number of Web sites. Many of these Internet sites offer original content. It may therefore be difficult for us to distinguish our content and attract users.

     We rely on third parties, such as trade publications and news wires, to provide some of the content for our vertical trade communities. It is critical to our business that we maintain and build our existing relationships with content providers. We may not be able to maintain relationships with the third parties we depend upon to provide the content for our vertical trade communities, which could result in decreased traffic on our vertical trade communities and decreased advertising revenue. Many of our agreements with content providers are for initial terms of one to two years. The content providers may choose not to renew the agreements or may terminate the agreements early if we do not fulfill our contractual obligations, including our payment obligations. If a significant number of content providers terminate our agreements with them, it could result in decreased traffic on our vertical trade communities and decreased advertising revenue. Because our agreements with certain of our content providers are nonexclusive, a competitor could offer content similar to or the same as ours.


The license fees we pay to content providers may increase

     If licensing fees to content providers increase, our business, financial condition and operating results may be negatively impacted. These license fees may increase as competition for such content increases. Our content providers may not enter into new agreements with us on similar terms as our current agreements.

If we do not develop the "VerticalNet" brand and our vertical trade community brands, our advertising revenues could decrease

     To be successful, we must establish and strengthen the brand awareness of the "VerticalNet" brand as well as the brands associated with each individual vertical trade community (e.g. wateronline.com). If our brand awareness is weakened, it could decrease the attractiveness of our audiences to advertisers, which could result in decreasing advertising revenues. We believe that brand recognition will become more important in the future with the growing number of Internet sites. Our brand awareness could be diluted, which could impair our business, financial condition and operating results if users do not perceive our products and services to be of high quality.


We may not develop significant revenues from e-commerce, which could adversely affect our future growth

     For the nine months ended September 30, 1999, approximately 7% of our revenues were generated from e-commerce. If we do not generate increased revenue from e-commerce, our business, financial condition and operating results could be impaired. To generate significant e-commerce revenues, we will have to continue to build and acquire significant e-commerce capabilities.

     Recent acquisitions to enhance our e-commerce capabilities include NECX, Isadra, LabX and CertiSource. These acquisitions may not meet our expectations.


Our e-commerce capability depends on real-time accurate product information

  Currently, we are responsible for loading supplier product information into our database and categorizing the information for search purposes. This process entails a number of risks, including dependence on our suppliers to provide us in a timely manner with accurate, complete and current information about their products, and to promptly update this information when it changes. We will not derive revenue from these products until this data is loaded in our system. Timely loading of these products in our database depends upon a number of factors, including the file formats of the data provided to us by suppliers and our ability to further automate and expand our operations to accurately load this data in our product database, any of which could delay the actual loading of these products.

     In addition, we are generally obligated under our supplier agreements to load updated product data onto our database within a specified period of time following its delivery from the supplier. While we intend to further automate the loading and updating of supplier data on our system, we may not be able to do so in a timely manner, in part because achieving the highest level of this automation is dependent upon our suppliers' automating their delivery of product data to us. If our suppliers do not provide us in a timely manner with accurate, complete and current information about the products we offer, our database may be less useful to our customers and users and may expose us to liability. Although we screen our suppliers' information before we make it available to our customers and users, we cannot guarantee that the product information available in our database will always be accurate, complete and current, or comply with governmental regulations. This could expose us to liability or result in decreased adoption and use of our vertical trade communities, which could reduce our revenues and therefore have a negative effect on our results of operations and financial condition.


If our suppliers do not provide timely and professional delivery of products to our customers, our business will be harmed

      We rely on our suppliers and manufacturers to deliver products to our customers in a professional, safe and timely manner. If our suppliers do not deliver the products to our customers in a professional, safe and timely manner, then our service will not meet customer expectations and our reputation and brand will be damaged. In addition, deliveries that are nonconforming, late or are not accompanied by information required by applicable law or regulations, could expose us to liability or result in decreased adoption and use of our vertical trade communities, which could have a negative effect on our business, results of operations and financial condition. In some instances, we bear the responsibility for product refunds and returns and the risk of non-collectibility of accounts receivable from our customers.

We may not be able to effect our growth strategy if we are not able to consummate future acquisitions

     We have been growing, and plan to continue to grow, our business by acquisitions. We may not be able to identify additional suitable acquisition candidates available for sale at reasonable prices or on reasonable terms. Even if we are able to identify an appropriate acquisition candidate, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired business, products or technologies into our existing business operation. If we are unable to consummate future acquisitions, our business, financial condition and operating results could be negatively impacted.

We are growing rapidly and effectively managing our growth may be difficult

     We have rapidly and significantly expanded our operations and expect to continue to do so both by adding new products, hiring new employees and acquiring new businesses. This growth has placed, and is expected to continue to place, a significant strain on our resources and systems. To manage our growth, we must implement systems and train and manage our employees. If we fail to successfully integrate our recent and future acquisitions, our business, financial condition and operating results could be negatively impacted.

Our international expansion may make it more difficult to manage our business

     In February 2000, we announced the formation of VerticalNet Europe, a joint venture with British Telecommunications, plc and Internet Capital Group and the formation of VerticalNet Japan, a joint venture with Softbank Commerce Corp. We intend to establish and promote European and Japanese business to business trade communities through these new joint ventures. In June 1999, we entered into a co-branding agreement with Metropolis Transactive (Proprietary) Limited, a South African company creating online marketplaces focused on the African market. We expect to further expand in international markets. To do so, we plan to establish international operations, hire additional personnel and establish relationships with additional suppliers and strategic partners. This expansion will require significant management attention and financial resources and could have a negative effect on our business, revenues, financial condition and results of operations. We may not be able to create or sustain international demand for our Internet-based, e-commerce business model and services. Even if we are able to identify an appropriate international joint venture partner, we may not be able to negotiate the terms of the venture successfully, finance the venture or integrate the venture partner's business, products or technology into our existing business operation, or we may become dependent on our joint venture partners. In addition, our international business may be subject to a variety of risks, including government regulation, difficulties in collecting international accounts receivable, longer payment cycles, increased costs associated with maintaining international marketing efforts, the introduction of non-tariff barriers, possible currency risks and higher duty rates and difficulties in enforcement of contractual obligations and intellectual property rights, including licensing rights. These factors may have a negative effect on any future international sales and, consequently, on our business, results of operations and financial condition.

Risk of failure of our computer and communications hardware systems increases without back-up facilities

  The performance of our computer and communications hardware systems is critical to our business and reputation and our ability to process transactions, provide high quality customer service and attract and retain customers, suppliers, users and strategic partners. Any system interruptions that cause our vertical trade communities to be unavailable to users may reduce the attractiveness of our vertical trade communities to advertisers and could impair our business, financial condition and operating results. We maintain most of our computer systems in two Web-hosting facilities in New Jersey. We do not currently have back-up or redundant facilities for our computer systems. Interruptions could result from natural disasters as well as power loss, telecommunications failure and similar events.

Capacity limits on our technology, transaction processing system and network hardware and software may be difficult to project and we may not be able to expand and upgrade our systems to meet increased use

     As traffic in our vertical trade communities continues to increase, we must expand and upgrade our technology, transaction processing systems and network hardware and software. We may not be able to accurately project the rate of increase in our vertical trade communities. In addition, we may not be able to expand and upgrade our systems and network hardware and software capabilities to accommodate increased use of our vertical trade communities. If we do not appropriately upgrade our systems and network hardware and software, our business, financial condition and operating results will suffer.

     Our acquisition of Isadra, including its agent-communication and agent-brokering architecture, may not be successfully integrated into our existing technology.

Our market is characterized by rapid technological change, which we may not be able to keep up with in a cost-effective way

     Our market is characterized by rapid technological change and frequent new product announcements. Significant technological changes could render our existing vertical trade community technology obsolete. If we are unable to successfully respond to these developments or do not respond in a cost-effective way, our business, financial condition and operating results will suffer. To be successful, we must adapt to our rapidly changing market by continually improving the responsiveness, services and features of our vertical trade communities, by developing new features to meet customer needs and by successfully developing and introducing new versions of our Internet-based, e-commerce business model on a timely basis. Our success will depend, in part, on our ability to acquire or license leading technologies useful in our business, enhance our existing services and develop new services and technology that address the needs of our customers. We will also need to respond to technological advances and emerging industry standards in a cost-effective and timely basis.

We may not be able to acquire or maintain easily identifiable Web addresses or prevent third parties from acquiring Web addresses similar to ours

     We currently hold various Internet Web addresses relating to our brand. These Web addresses include wateronline.com, wirelessdesignonline.com, pollutiononline.com and other Web addresses. We may not be able to prevent third parties from acquiring Web addresses that are similar to our addresses, which could impair our business, financial condition and operating results. The acquisition and maintenance of Web addresses generally is regulated by governmental agencies and their designees. For example, in the United States, the National Science Foundation has appointed Network Solutions, Inc. as the exclusive registrar for the ".com," ".net" and ".org" generic top-level addresses. The regulation of Web addresses in the United States and in foreign countries is subject to change. We may not be able to acquire or maintain relevant Web addresses in all countries where we conduct business. Furthermore, the relationship between regulations governing such addresses and laws protecting trademarks is unclear.

We may compete with Internet Capital Group, our largest shareholder

     As a result of its stock ownership and board representation, Internet Capital Group, LLC is in a position to significantly affect our business strategy and operations, including corporate actions such as mergers or takeover attempts in a manner that could conflict with the interests of our public shareholders. At December 31, 1999, Internet Capital Group owned 12,295,010 shares, or 34.1%, of our common stock. Internet Capital Group also owns warrants to purchase an additional 239,312 shares of common stock. Two representatives of Internet Capital Group remain on our board of directors. We may compete with Internet Capital Group for Internet-related opportunities. Internet Capital Group seeks to expand, in part through acquisitions and investments, its number of business-to-business assets. Internet Capital Group, therefore, may seek to acquire companies that we would find attractive. While we may partner with Internet Capital Group on future acquisitions, we have no current contractual obligations to do so. We do not have any contracts or other understandings that would govern resolution of this potential conflict. This competition, and the potential conflict posed by the designated directors, may deter companies from partnering with us and may limit our business opportunities.


Our success is dependent on our key personnel who we may not be able to retain and we may not be able to hire enough additional personnel to meet our hiring needs

     We believe that our success depends on continued employment of our senior management team and key technical personnel. If one or more members of our senior management team were unable or unwilling to continue in their present positions, our business, financial condition and operating results could be materially adversely affected. Only one member of our senior management has an employment agreement. We carry key person life insurance on certain, but not on all, of our senior management personnel.

     Our success also depends on having a highly trained sales force and telesales group. Our telesales group was formed recently. We will need to continue to hire additional personnel as our business grows. A shortage in the number of trained salespeople could limit our ability to increase sales in our existing vertical trade communities and to sell as we launch new vertical trade communities.

     We plan to expand our employee base to manage our anticipated growth. Competition for personnel, particularly for employees with technical expertise, is intense. Our business, financial condition and operating results will be impaired if we cannot hire and retain suitable personnel.


Our systems may not be Year 2000 compliant, which could cause our vertical trade communities to be unavailable for a period of time after January 1, 2000, which could in turn have a negative impact on our business, operating results and financial position

     We may realize exposure and risk if the systems on which we are dependent to conduct our operations are not Year 2000 compliant. Our potential areas of exposure include products purchased from third parties, computers, software and other equipment used internally. If our present efforts to address the Year 2000 compliance issues are not successful, or if distributors, suppliers and other third parties with which we conduct business do not successfully address such issues, our business, operating results and financial position could be harmed.

     In the event that our Web-hosting facilities are not Year 2000 compliant, our production Web sites would be unavailable and we would not be able to deliver services to our users. In the event that our production and operational facilities that support our Web sites are not Year 2000 compliant, small portions of our Web sites may become unavailable.


                     Risks Related to the Internet Industry

Our success depends on the development of the e-commerce market, which is uncertain

     Business-to-business e-commerce is a new and emerging business practice that remains largely untested in the marketplace. If e-commerce does not grow or grows slower than expected, our business will suffer. Our long-term success depends on widespread market-acceptance of e-commerce.

     A number of factors could prevent such acceptance, including the following:

     . e-commerce is at an early stage and buyers may be unwilling to shift their purchasing from traditional vendors to online vendors;

     . the necessary network infrastructure for substantial growth in usage of the Internet may not be adequately developed;

     . security and confidentiality concerns of customers and suppliers;

     . increased government regulation or taxation may adversely affect the viability of e-commerce;

     . insufficient availability of telecommunication services or changes in telecommunication services could result in slower response times; and

     . adverse publicity and consumer concern about the security of e-commerce transactions could discourage its acceptance and growth.


Adoption of the Internet as an advertising medium is uncertain

     The growth of Internet advertising requires validation of the Internet as an effective advertising medium. This validation has yet to fully occur. Acceptance of the Internet among advertisers will also depend on growth in the commercial use of the Internet. If widespread commercial use of the Internet does not develop, or if the Internet does not develop as an effective and measurable medium for advertising, our business, financial condition and operating results could suffer.

     No standards have been widely accepted to measure the effectiveness of Internet advertising. If such standards do not develop, existing advertisers may not continue their current levels of Internet advertising and advertisers who are not currently advertising on the Internet may be reluctant to do so. Our business, financial condition and operating results would suffer if the market for Internet advertising fails to develop or develops slower than expected.


Adoption of the Internet as an e-commerce medium is uncertain

     Our market is new and rapidly evolving, and depends on the increased acceptance and use of the Internet as a medium of commerce. Our business would suffer if Internet usage does not continue to grow and if the Internet is not adopted as an e-commerce medium. Internet usage may be inhibited by a number of reasons, such as:

     . inadequate development of the necessary infrastructure;

     . security and confidentiality concerns of customers and suppliers;

     . inconsistent quality of service;

     . lack of human contact that current traditional suppliers provide; and

     . lack of availability of cost-effective, high-speed service.


Security risks and concerns may deter the use of the Internet for conducting e-commerce

     The secure transmission of confidential information over the Internet is essential to maintaining customer and supplier confidence. Concerns regarding security of transactions and transmitting confidential information over the Internet may negatively impact our e-commerce business.

     We believe that concern regarding the security of confidential information transmitted over the Internet, such as credit card numbers, prevents many potential customers from engaging in online transactions. If we do not add sufficient security features to future product releases, our products may not gain market acceptance or we may incur additional legal exposure. We have included basic security features in some of our products to protect the privacy and integrity of customer data, such as password requirements for access to portions of our vertical trade communities. We do not currently use authentication technology, which requires passwords and other information to prevent unauthorized persons from accessing a customer's information, or encryption, which transforms information into a "code" designed to be unreadable by third parties, to protect confidential information such as credit card numbers. However, we intend to license encryption technology to protect confidential transaction data.


     Despite the measures we have taken, our infrastructure is potentially vulnerable to physical or electronic break-ins, viruses or similar problems. If a person circumvents our security measures, he or she could misappropriate proprietary information or cause interruptions in our operations. Security breaches that result in access to confidential information could damage our reputation and expose us to a risk of loss or liability. We may be required to make significant investments and efforts to protect against or remedy security breaches. Additionally, as e-commerce becomes more prevalent (and consequently becomes the focus of our development of direct marketing products), our customers will become more concerned about security. If we do not adequately address these concerns, this could impair our business, financial condition and operating results.


Limited Internet infrastructure may affect service

     The accelerated growth and increasing volume of Internet traffic may cause performance problems, slowing the adoption of our Internet-based purchasing solution. The growth of Internet traffic due to very high volumes of use over a relatively short period of time has caused frequent periods of decreased Internet performance, delays and, in some cases, system outages. This decreased performance is caused by limitations inherent in the technology infrastructure supporting the Internet and the internal networks of Internet users. If Internet usage continues to grow rapidly, the infrastructure of the Internet and its users may be unable to support the demands of growing e-commerce usage, and the Internet's performance and reliability may decline. If our existing or potential customers experience frequent outages or delays on the Internet, the adoption or use of our Internet-based, e-commerce business model may grow more slowly than we expect or even decline. Our ability to increase the speed and reliability of our Internet-based business model is limited by and depends upon the reliability of both the Internet and the internal networks of our existing and potential customers. As a result, if improvements in the infrastructure supporting both the Internet and the internal networks of our customers and suppliers are not made in a timely fashion, we may have difficulty obtaining new customers, or maintaining our existing customers, either of which could reduce our potential revenues and have a negative impact on our business, results of operations and financial condition.


                    Proprietary, Regulatory and Legal Risks

We may not be able to protect our proprietary rights and we may infringe the proprietary rights of others

     Proprietary rights are important to our success and our competitive position. We have filed applications with the U.S. Patent and Trademark Office to obtain registrations for ten of our marks. To date, five registrations have been issued. Although we seek to protect our proprietary rights, our actions may be inadequate to protect any trademarks and other proprietary rights or to prevent others from claiming violations of their trademarks and other proprietary rights. Generally, our domain names for our vertical trade communities are not protectable as trademarks because they are too generic. In addition, effective copyright and trademark protection may be unenforceable or limited in certain countries, and the global nature of the Internet makes it impossible to control the ultimate destination of our work. We also license content from third parties and it is possible that we could become subject to infringement actions based upon the content licensed from those third parties. We generally obtain representations as to the origin and ownership of such licensed content; however, this may not adequately protect us. Any of these claims, with or without merit, could subject us to costly litigation and the diversion of our technical and management personnel.


We may be subject to legal liability for publishing or distributing content over the Internet

     We may be subject to legal claims relating to the content in our vertical trade communities, or the downloading and distribution of such content. For example, persons may bring claims against us if material that is inappropriate for viewing by young children can be accessed from our vertical trade communities. Claims could also involve matters such as defamation, invasion of privacy and copyright infringement. Providers of Internet products and services have been sued in the past, sometimes successfully, based on the content of material. In addition, some of the content provided on our vertical trade communities is drawn from data compiled by other parties, including governmental and commercial sources, and we re-key the data. This data may have errors. If our content is improperly used or if we supply incorrect information, it could result in unexpected liability. Our insurance may not cover claims of this type, or may not provide sufficient coverage. Our business, financial condition and operating results could suffer a material adverse effect if costs resulting from these claims are not covered by our insurance or exceed our coverage.


We may be exposed to product liability claims

     We face potential liability for claims based on the nature of the products that we sell and distribute utilizing the Internet, including claims for breach of warranty, product liability, misrepresentation, violation of governmental regulations and other commercial claims. Most of the manufacturers whose products we distribute have warranties on those products. We pass that warranty through to our customers whenever possible. However, in some instances we bear the risk of loss of revenue from the product sale if a purchaser does not pay for a defective product. Although we maintain general liability insurance, our insurance may not cover some claims or penalties, is subject to policy limits and exclusions and may not adequately indemnify us or our employees from any civil, governmental or criminal liability. Furthermore, this insurance may not be available at commercially reasonable rates in the future. Any liability not covered by our insurance or in excess of our insurance coverage could have a negative effect on our business, financial condition and operating results.


We are subject to government regulation that exposes us to potential liability and negative publicity

     We currently rely upon our suppliers to meet all packaging, distribution, labeling, hazard and health information notices to purchasers, record keeping and licensing requirements applicable to our business during the entire transaction. Our reliance on suppliers' regulatory due diligence assessment of purchasers and the compliance by suppliers and purchasers with applicable governmental regulations may not be sufficient if we are required to have our own licenses. For example, if we are held to be a seller or a distributor of regulated products because we took legal title, we may have inadvertently violated some governmental regulations by not having the appropriate license or permit and may be subject to potentially severe civil or criminal penalties and fines for each offense. We are unable to verify that our suppliers have in the past complied, or will in the future comply, with the applicable governmental regulatory requirements, or that their actions are adequate or sufficient to satisfy all governmental or other legal requirements that may be applicable to our sales. We could be fined or exposed to civil or criminal liability, including monetary fines and injunctions, and we could receive potential negative publicity, if the applicable governmental regulatory requirements have not been, or are not being, fully met by our suppliers or by us directly. Negative publicity, fines and liabilities could also occur if an unqualified person, or even a qualified customer, lacks the appropriate license or permits to sell, use or ship, or improperly receives a dangerous or unlicensed product through us. We do not maintain any reserve for potential liabilities resulting from government regulation.

     It is also possible that a number of laws and regulations may be adopted or interpreted in the United States and abroad with particular applicability to the Internet. These laws and regulations may, for example, cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights, access charges and information security. The enactment of such laws could have a negative effect on our business, financial condition and operating results.

                         Risks Related to this Offering

The debentures are subordinated to any existing and future Senior Debt

     The debentures are contractually subordinated in right of payment to our existing and future Senior Debt. We currently have no Senior Debt. The indenture does not limit the creation of additional Senior Debt (or any other indebtedness) of ours or our subsidiaries. Any significant additional indebtedness incurred may materially adversely impact our ability to service our then existing debt, including the debentures. Due to the subordination provisions, in the event of our insolvency, funds which we would otherwise use to pay the holders of the debentures will be used to pay the holders of Senior Debt to the extent necessary to pay the Senior Debt in full. As a result of these payments, our general creditors may recover less, ratably, than the holders of our Senior Debt and such general creditors may recover more, ratably, than the holders of our debentures or our other subordinated indebtedness. In addition, the holders of our Senior Debt may, under certain circumstances, restrict or prohibit us from making payments on the debentures. See "Description of the Debentures--Subordination."

There is a limit on the right to require repurchase of the debentures

     If our common stock is no longer publicly traded or in certain circumstances involving a Change of Control, the holders of the debentures may require us to repurchase some or all of the holder's debentures. We cannot assure you that we will have sufficient financial resources at such time or would be able to arrange financing to pay the repurchase price of the debentures. Our ability to repurchase the debentures in such event may be limited by law, the indenture, by the terms of other agreements relating to our Senior Debt and as such indebtedness and agreements may be entered into, replaced, supplemented or amended from time to time. We may be required to refinance our Senior Debt in order to make such payments. We may not have the financial ability to repurchase the debentures if payment for our Senior Debt is accelerated. See "Description of the Debentures--Repurchase at Option of Holders Upon a Change of Control."


We may not have sufficient cash flow to service our debt

     As of September 30, 1999, we had approximately $101,738,866 in long term debt. An additional $15 million in debt resulted from the exercise of the over-allotment provision of the debentures subsequent to September 30, 1999. Currently, we are not generating sufficient cash flow to satisfy the annual debt service payments required as a result of our September 1999 offering of convertible subordinated debentures. If we are unable to satisfy our debt service requirements, substantial liquidity problems could result, which would negatively impact our future prospects.


An active trading market for the debentures has not developed

     Our debentures are a new issue of securities for which there is currently an insignificant trading market. Although the debentures are traded in the PORTAL market, we cannot predict whether an active trading market for the debentures will develop or be sustained. If an active trading market were to develop, the debentures could trade at prices that may be lower than the initial offering price and the resale price. Whether or not the debentures could trade at lower prices depends on many factors, including:

     . prevailing interest rates and the markets for similar securities;

     . general economic conditions; and

     . our financial condition, historic financial performance and future prospects.

     If an active market for the debentures fails to develop further or be sustained, the trading price of the debentures could fall.

We may require additional capital for our operations that could have a negative effect on your investment

     We currently anticipate that the net proceeds of our offering of debentures, together with our existing borrowing arrangements and available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least the next 12 months. We may need to raise additional funds in the future in order to fund rapid expansion, to pursue customer sales and implementation, to develop new or enhanced solutions and services, to respond to competitive pressures or to acquire complementary businesses, technologies or services.

     If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution and these securities may have powers, preferences and rights that are senior to those of the rights of the debentures or our common stock. We cannot be certain that additional financing will be available on terms favorable to us if at all. If adequate funds are not available or not available on acceptable terms, we may be unable to fund our expansion, promote our brand identity, take advantage of acquisition opportunities, develop or enhance services or respond to competitive pressures. Any inability to do so could have a negative effect on our business, revenues, financial condition and results of operations.


Shares eligible for future sale by our current shareholders may cause our stock price to decline

     If our shareholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market, then the market price of our common stock and of the debentures could fall. Restrictions under the securities laws limit the number of shares of common stock available for sale in the public market.

     As of January 1, 2000, the holders of up to 24,321,679 shares of common stock and warrants to purchase 395,208 shares of common stock have demand and piggy-back registration rights. The exercise of such rights could adversely affect the market price of our common stock. We have also filed a registration statement to register shares of common stock under our stock option and employee stock purchase plans. Shares issued upon exercise of stock options and employee stock purchase plans will be eligible for resale in the public market without restriction.


Anti-takeover provisions and our right to issue preferred stock could make a third-party acquisition of us difficult

     VerticalNet is a Pennsylvania corporation. Anti-takeover provisions of Pennsylvania law could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our shareholders. Our articles of incorporation provide that our board of directors may issue preferred stock without shareholder approval. In addition, our bylaws provide for a classified board, with each board member serving a staggered three-year term. The issuance of preferred stock and the existence of a classified board could make it more difficult for a third-party to acquire us.


Our common stock price is likely to remain highly volatile

     The market price of our common stock has been and will likely continue to be highly volatile as the stock market in general, and the market for Internet-related and technology companies in particular, has been highly volatile. Investors may not be able to resell their shares of our common stock following periods of volatility because of the market's adverse reaction to such volatility. The trading prices of many technology and Internet-related companies' stocks have reached historical highs within the last 52 weeks and have reflected relative valuations substantially above historical levels. During the same period, such companies' stocks have also been highly volatile and have recorded lows well below such historical highs. Our stock may not trade at the same levels as other Internet stocks, and Internet stocks in general may not sustain their current market prices.

     Factors that could cause such volatility may include, among other things:

     .    actual or anticipated variations in quarterly operating results;

     .    announcements of technological innovations;

     .    new sales model or new products or services;

     .    changes in financial estimates by securities analysts;

     .    conditions or trends in the Internet industry;

     .    changes in the market valuations of other Internet companies;

     .    failure to meet analysts' expectations;

     . announcements by us or our competitors of significant acquisitions, strategic partnerships or joint ventures;

     .    capital commitments;

     .    additions or departures of key personnel;

     .    sales of common stock; and

     . stock market price and volume fluctuations, which are particularly common among highly volatile securities of Internet companies.

     Many of these factors are beyond our control. These factors may cause the market price of our common stock to fall, regardless of our operating performance.

                           FORWARD-LOOKING STATEMENTS

     Our disclosure and analysis in this prospectus contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include among other things, statements relating to e-commerce strategy, acquisition and expansion strategy, development of services, use of proceeds, projected capital expenditures, liquidity, development of additional revenue sources, development and maintenance of profitable marketing and distribution alliances, market acceptance of the Internet, acquisition and/or development of profitable new vertical trade communities, technological advancement, ability to develop "brand" identification and global expansion.

     Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus will be important in determining future results. Consequently, no forward-looking statement can be generated. Actual future results may vary materially.

     We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Forms 10-K, 10-Q and 8-K. Also note that we provide a cautionary discussion of risks and uncertainties under "Risk Factors" on page
7 of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.


                                USE OF PROCEEDS

     We will not receive any proceeds from the resale of the debentures and the common stock issuable upon conversion of the debentures offered through this prospectus.


                       RATIO OF EARNINGS TO FIXED CHARGES

                                   Year Ended December 31,           Nine Months Ended September 30,
                          --------------------------------------     -------------------------------
                                                        1998                                1999
                          1996      1997     1998      Pro Forma     1998      1999        Pro Forma
                          -----    ------   -------    ---------     ------   -------      ---------
                                                      (in thousands)
Deficiency of
 earnings to cover
   fixed charges(1)....   $ 709    $4,779  $13,594     $47,005       $8,334   $38,196      $67,096

________________

(1) For the periods indicated, earnings were inadequate to cover fixed charges. For purposes of determining the deficiency of earnings to fixed charges, loss is defined as losses from continuing operations.

                         DESCRIPTION OF THE DEBENTURES

     The debentures were issued under an indenture between us and the Trustee, Bankers Trust Company. The terms of the debentures include those provided in the indenture and those provided in the registration rights agreement that we executed with the initial purchasers.

     The following description of provisions of the debentures is not complete and is subject to, and qualified in its entirety, by reference to the debentures, the indenture and the registration rights agreement.

General

     The debentures are general unsecured obligations of VerticalNet and are subordinated to all of our existing and future Senior Debt and convertible into our common stock as described below under "--Conversion Rights." As of September 30, 1999, we had no Senior Debt. However, NECX, which we acquired on December 16, 1999, had outstanding balance sheet liabilities of approximately $49.0 million as of September 30, 1999. The debentures have an aggregate principal amount of $115,000,000, and will mature on September 27, 2004, unless redeemed earlier by us or repurchased by us at the option of the holder upon the occurrence of a Change of Control (as defined below).

     The interest on the debentures accrues from September 27, 1999 at a rate of 5 1/4% per year, subject to adjustments upon a Reset Transaction. Interest is payable semi-annually on March 27 and September 27 of each year to holders of record at the close of business on the preceding March 13 and September 13, respectively, commencing on March 27, 2000. We pay interest on the debentures by check mailed to the holders. However, a holder of the debentures with an aggregate principal amount in excess of $5,000,000 may be paid by wire transfer in immediately available funds at the election of the holder. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

     The principal may be paid, and the debentures may be converted or registered for transfer and exchange, without charge, at our office or agency in New York City, which will initially be an office or agency of the Trustee in New York City. See "--Form, Denomination and Registration" for information as to any debentures held by Qualified Institutional Buyers.

     The Indenture does not contain any financial covenants or restrictions on the payment of dividends, the repurchase of our securities or the incurrence of any other indebtedness by us. The Indenture does not contain any protection to holders of the debentures in the event of a highly leveraged transaction or a Change of Control of VerticalNet except to the extent described under "-- Repurchase at Option of Holders upon Change of Control" below.

     The debentures and the common stock issuable upon conversion of the debentures may not be sold or otherwise transferred except in compliance with the provisions set forth below under Transfer Restrictions.


Interest Rate Adjustments

     If a Reset Transaction occurs, the interest rate will be adjusted to the Adjusted Interest Rate (as defined below) beginning the date of such Reset Transaction to the day before any subsequent Reset Transaction.

     A "Reset Transaction" means:

     . a merger, consolidation or statutory share exchange involving our shares of common stock into which the debentures are convertible at the time;

     .    a sale of all or substantially all of our assets; or

     . a recapitalization of our common stock or a distribution in which the debentures would be convertible into (1) shares of an entity whose common shares had a Dividend Yield for the four fiscal quarters before the public announcement of such transaction that was more than 2.5% higher than the Dividend Yield on our common stock (or other common stock issuable upon conversion of the debentures) for the same period, or (2) shares of an entity announcing a dividend policy prior to the effective date of a transaction which, if implemented, would result in at least a 2.5% increase in the Dividend Yield of such entity's common stock for the next four fiscal quarters.

     The "Adjusted Interest Rate" for any Reset Transaction will be the annual rate that is the average between the rates quoted by two dealers engaged in the trading of convertible securities selected by us or our successor as the rate at which the interest rate should accrue so that the fair market value, expressed in dollars, of a debenture immediately following (1) the public announcement of such Reset Transaction or (2) the public announcement of a change in dividend policy in connection with such Reset Transaction, whichever is later, will equal the average Trading Price (as defined below) of a debenture for the 20 trading days preceding the public announcement of such Reset Transaction. Such Adjusted Interest Rate will not be less than 5 1/4% per year.

     The "Dividend Yield" of a security will be the dividends paid or proposed to be paid pursuant to an announced dividend policy divided by, if with respect to dividends paid on such security, the average Closing Price (as defined in the debenture) of such security during such period and, if with respect to dividends proposed to be paid on such security, the Closing Price of such security on the date of the related Reset Transaction.

     The "Trading Price" of a security is:

     . the closing sale price (or, if none are reported, the last reported sale price) of a security (regular way) on the New York Stock Exchange on such date;

     . if the security is not listed on the New York Stock Exchange, the closing sale price as reported in the composite transactions for the principal United States securities exchange on which that security is listed;

     . if the security is not listed on a United States national or regional securities exchange, the closing sale price as reported by the Nasdaq Stock Market, Inc.;

     . if the security is not so reported, the price quoted by Interactive Data Corporation or, if Interactive Data Corporation is not quoting such price, a similar quotation service selected by us;

     . if the security is not so quoted, the average of the mid-point of the last bid and ask prices for that security from at least two dealers recognized as market-makers for that security; or

     . if that security is not so quoted, the average of the last bid and ask prices for that security from a dealer engaged in the trading of convertible securities.


Conversion Rights

     The holders of the debentures may, at any time prior to the final maturity date of the debentures, convert any remaining debentures or any portion (in multiples of $1,000) into our common stock, initially at a conversion price of $40, subject to adjustments as described below. Except as described below, no adjustment will be made on the conversion of any debenture for any accrued interest or dividends paid on any common stock.

     If the debentures are converted after a record date for an interest payment but before the next interest payment date, the debentures, other than those called for redemption, must be accompanied by a payment equal to the interest payable on the next interest payment date on the principal amount of the debentures. No such payment will be required if we exercise our right to redeem such debentures on a redemption date that is an interest payment date. We are not required to issue fractional shares of common stock upon conversion of the debentures and instead will pay a cash adjustment based upon the market price of our common stock on the last business day before the date of such conversion. In the case of the debentures called for redemption, the conversion rights will expire at the close of business on the second business day preceding the redemption date, unless we default in the payment of the redemption price.

     A holder may exercise the right of conversion of any debenture by delivering the debenture to the specified office of a conversion agent, with a completed notice of conversion, together with any funds that may be required. The conversion date will be the date on which the debentures, the notice of conversion and any required funds have been so delivered. A holder delivering a debenture for conversion will not be required to pay any taxes or duties relating to the issuance or delivery of the common stock for such conversion, but will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the holder of the debenture. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties payable by the holder have been paid. If any debenture is converted within two years after its original issuance, the common stock will not be issued or delivered in a name other than that of the holder of such debenture unless the applicable restrictions on transfer have been satisfied. See "Transfer Restrictions."

     The initial conversion price will be adjusted for events, including:

     . the issuance of common stock as a dividend or distribution on our common stock;

     .    certain subdivisions and combinations of our common stock;

     . the issuance to all holders of our common stock, certain rights or warrants to purchase our common stock below the current market price;

     . the dividend or other distribution to all holders of our common stock or shares of our capital stock (other than common stock) or evidences of our indebtedness or our assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration or dividends or distributions paid exclusively in cash);

     . dividends or other distributions consisting exclusively of cash to all holders of our common stock to the extent that such distributions, combined together with (1) all other such all-cash distributions made within the preceding 12 months for which no adjustment has been made plus (2) any cash and the fair market value of other consideration paid for any tender offers by us or any of our subsidiaries for our common stock completed within the preceding 12 months for which no adjustment has been made, exceeds 10% of our market capitalization (being the product of the then current market price of our common stock times the number of shares of our common stock then outstanding) on the record date for such distribution; and

     . the purchase of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that it involves an aggregate consideration that, together with (1) any cash and the fair market value of any other consideration paid in any other tender offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding such tender offer for which no adjustment has been made plus (2) the aggregate amount of any such all-cash distributions referred to in the clause above to all holders of our common stock within 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of the tender offer.

     No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price in effect at such time. Any adjustment that would otherwise be required will be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

     In the case of (1) a dividend or other distribution to all holders of our common stock, of shares of our capital stock (other than common stock), evidences of our indebtedness, cash or other assets; or (2) dividends or other distributions consisting exclusively of cash to all holders of our common stock, we do not have to adjust the conversion price. Instead, we can reserve cash for distribution upon conversion. The holder will receive the full amount of cash it would have received if the holder had, immediately prior to the record date for the cash distribution, converted the debentures into common stock.

     In the case of (1) any reclassification or change of our common stock (other than changes resulting from a subdivision or combination) or (2) a consolidation, merger or combination involving us or a sale or conveyance to another corporation of all or substantially all of our property and assets, in each case as a result of which holders of our common stock shall be entitled to receive stock, other securities, other property or assets (including cash or any combination of the foregoing) in exchange for such common stock, the holders of the outstanding debentures will be entitled to convert such debentures into the kind and amount of shares of stock, other securities, other property or assets (including cash or any combination of the foregoing) which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such debentures been converted into common stock immediately before such reclassification, change, consolidation, merger, combination, sale or conveyance. We may not become a party to any such transaction unless the terms thereof are consistent with the above.

     In the event of a taxable distribution to holders of our common stock (or other transaction) resulting in any adjustment of the conversion price, the holders of the debentures may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; and in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of common stock. See "Certain United States Federal Income Tax Considerations."

     We may from time to time reduce the conversion price of the debentures by any amount for any period of at least 20 days, as permitted by law, in which case we will give at least 15 days' notice of such decrease. We may make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.


Optional Redemption

     Provisional Redemption. We may redeem (the "Provisional Redemption") some or all of the debentures, at any time prior to September 27, 2002 (the "Provisional Redemption Date"), at a redemption price equal to 101.3125% of the principal amount of debentures, plus any accrued and unpaid interest (including liquidated damages) to, but excluding, the Provisional Redemption Date, if (1) the shelf registration covering resales of the debentures and the common stock issuable upon conversion of the debentures is effective and available for use and is expected to remain effective and available for use for the 30 days following the Provisional Redemption Date and (2) the Current Market Value (as defined) of our common stock equals or exceeds the following triggering percentages of the conversion price then in effect for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the date of mailing of the notice of the Provisional Redemption (the "Notice Date"), if redeemed in the 12-month period ending on September 26 of the following years:


                             Trigger
                             -------
          Year              Percentage
          ----              ----------

          2000...........         170%
          2001...........         160%
          2002...........         150%


     We intend to redeem all or part of the debentures upon, or shortly after, the effectiveness of this registration statement as long as the market price of our common stock exceeds the above thresholds. Upon any Provisional Redemption, we will make an additional payment (the "Interest Make-Whole Payment") with respect to the debentures called for redemption, including those debentures converted into common stock between the Notice Date and the Provisional Redemption Date, in an amount equal to the sum of (1) the present value of the aggregate amount of the interest that would otherwise have accrued from the Provisional Redemption Date through September 26, 2002 (the "Interest Make-Whole Period") and (2) liquidated damages, if any, to the Provisional
Redemption Date. Such present value shall be calculated using the bond equivalent yield on U.S. Treasury notes or bills having a term nearest in length to that of the Interest Make-Whole Period as of the Notice Date. We are obligated to make the

Interest Make-Whole Payment on all debentures called for Provisional Redemption, regardless of whether those debentures are converted prior to the Provisional Redemption Date.

     The "Current Market Value" means the average of the high and low sale prices of our common stock, as reported on the Nasdaq National Market or any national securities exchange on which our common stock is then listed, on such trading day.

     Subsequent Optional Redemption. At any time on or after September 27, 2002, we may redeem some or all of the debentures on at least 20 but not more than 60 days' notice, at the following prices, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. If a redemption date is an interest payment date, the semi-annual payment of interest becoming due on such date will be payable to the holder of record as of the applicable record date and the redemption price will not include such interest payment.

     If redeemed during the period beginning on September 27 and ending on September 26 of the following year:



               Year                   Redemption Price
               ----                   ----------------
      2002..........................      101.3125%
      2003 and thereafter...........         100.0%


     If we do not redeem all of the debentures at one time, the Trustee will select the debentures to be redeemed in principal amounts of $1,000, or its integral multiples, by lot or on a pro rata basis. If any debentures are to be redeemed in part only, a new debenture or debentures in principal amount equal to the unredeemed principal portion will be issued. If a portion of a holder's debentures is selected for partial redemption and such holder converts a portion of such debentures, such converted portion shall be deemed to be taken from the portion selected for redemption.

     No sinking fund is provided for the debentures.

Repurchase at Option of Holders Upon a Change of Control

     If a Change of Control occurs, each holder of the debentures shall have the right to require us to repurchase all of such holder's debentures not yet called for redemption or any portion of the remaining principal amount that is equal to $1,000, or its integral multiple, not less than 30 nor more than 45 days after the date of the company notice, at a repurchase price equal to 100% of the principal amount of the debentures to be repurchased, together with interest accrued and unpaid to but excluding the date of such repurchase.

     We may, instead of paying the repurchase price in cash, pay the repurchase price in common stock if we satisfy the following conditions: (1) our common stock has a fair market value greater than or equal to the repurchase price; (2) a registration statement covering the common stock is effective; (3) blue sky or state securities laws are satisfied; (4) the common stock is listed for trading on a U.S. national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States immediately prior to such repurchase date; and (5) the shares of common stock are issued out of our authorized but unissued common stock and are free of any preemptive rights. The fair market value shall be determined by us and be equal to 95% of the average of the closing prices of our common stock for the five consecutive trading days ending on and including the third trading day immediately preceding the repurchase dates.

     Within 30 days after the occurrence of a Change of Control, we must give notice to all holders of the debentures, as provided in the indenture, of the occurrence of such Change of Control and of the repurchase right arising as a result. We must also deliver a copy of the notice sent to the holders of the debentures to the Trustee and cause such notice, or a summary of the information in the notice, to be published in a newspaper of general circulation in the City of New York. To exercise the repurchase right, a holder of the debentures must deliver on or before the 30th day after the date of the company notice a written notice to the Trustee of the exercise of such right, together with the debentures with respect to which the right is being exercised.

     A Change of Control will be deemed to have occurred when the following has occurred:

     . the direct or indirect acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act, of beneficial ownership through a purchase, merger or other acquisition transaction or series of transactions of shares of our capital stock entitling the person to exercise 50% or more of the combined voting power of all of the then outstanding shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

     . any consolidation or merger of us with or into any other person, any merger of another person into us or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than (a) any such transaction (x) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock and (y) pursuant to which holders of our capital stock immediately prior to such transaction have the right to exercise, directly or indirectly, 50% or more of the total voting power of all shares of the capital stock entitled to vote generally in the election of directors of the continuing or surviving entity immediately after such transaction and (b) any merger solely for the purpose of changing our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock solely into shares of common stock of the surviving entity.

     However, a Change of Control will not be deemed to have occurred if the closing sales price per share of our common stock for any five trading days within the period of ten consecutive trading days ending immediately after the later of the Change of Control or the public announcement of the Change of Control, in the case of a Change of Control under the first clause above, or the period of ten consecutive trading days ending immediately before the Change of Control, in the case of a Change of Control under the second clause above, equals or exceeds 110% of the conversion price of the debentures in effect on each such trading day. The beneficial owner will be determined in accordance with Rule 13d-3 of the Exchange Act. The term person includes any syndicate or group which would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

     Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to holders of the debentures. We will comply with this rule to the extent applicable at that time.

     We may, to the extent permitted by applicable law, purchase the debentures in the open market or by tender at any price or by private agreement. Any debenture so purchased may, to the extent permitted by applicable law, be reissued or resold, or be surrendered to the Trustee for cancellation. Any debentures surrendered to the Trustee may not be reissued or resold and will be canceled promptly.

     The foregoing provisions do not necessarily afford holders of the debentures protection in the event of highly leveraged or other transactions involving us that may adversely affect such holders.

     Our ability to repurchase the debentures upon the occurrence of a Change of Control is subject to important limitations. We cannot assure you that we will have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the debentures that might be delivered by holders of the debentures seeking to exercise the repurchase right. Our failure to repurchase the debentures when required following a Change of Control would result in an event of default under the indenture whether or not such repurchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under our Senior Debt. See "--Subordination."


Subordination

     The debentures are subordinated in right of payment, as set forth in the indenture, to the prior payment in full of all our existing and future Senior Debt. The indenture provides that in the event of any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the holders of Senior Debt shall first be paid in respect of all such Senior Debt in full in cash or other payment satisfactory to the holders of Senior Debt before we make any payments of principal, or any premium, and interest (including liquidated damages) on the debentures In addition, in the event the debentures are accelerated because of an event of default, the holders of our Senior Debt then outstanding would be entitled to payment in full in cash or other payment satisfactory to the holders of Senior Debt of all obligations in respect of such Senior Debt before the holders of the debentures are entitled to receive any payment or distribution. The indenture requires that we promptly notify holders of Senior Debt if payment of the debentures is accelerated because of an event of default.

     Thus, in the event of our insolvency, funds which we would otherwise use to pay the holders of the debentures will be used to pay the holders of Senior Debt to the extent necessary to pay Senior Debt in full in cash or other payment satisfactory to the holders of the Senior Debt. As a result of these payments, our general creditors may recover less, ratably, than holders of Senior Debt and such general creditors may recover more, ratably, than holders of the debentures.

     The term "Senior Debt" means the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) and rent payable on or termination payment with respect to, and all fees, costs, expenses and other amounts accrued or due on or in connection with, our Indebtedness (as defined below), whether outstanding on the date of the indenture or subsequently created, incurred, assumed, guaranteed or in effect guaranteed by us (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing), unless in the case of any particular Indebtedness, the instrument creating or evidencing such Indebtedness or its assumption or guarantee expressly provides that such Indebtedness shall not be senior in right of payment to the debentures or expressly provides that such Indebtedness is pari passu or junior to the debentures. Notwithstanding the foregoing, the term Senior Debt shall not include our Indebtedness to any of our subsidiaries for which we own, directly or indirectly, a majority of its voting stock.

 The term "Indebtedness" means, with respect to any person:

     . all indebtedness, obligations and other liabilities (contingent or not) of such person for borrowed money (including our obligations in respect of overdrafts, and any loans or advances from banks, whether or not evidenced by notes or similar instruments) or evidenced by bonds, debentures, notes or other instruments for the payment of money, or incurred in connection with the acquisition of any property, services or assets (whether or not the recourse of the lender is to the whole of the assets of such person or to only a portion), other than any account payable or other accrued current liability or obligation to trade creditors incurred in the ordinary course of business in connection with the obtaining of materials or services;

     . all reimbursement obligations and other liabilities (contingent or not) of such person with respect to letters of credit, bank guarantees, bankers' acceptances, surety bonds, performance bonds or other guaranty of contractual performance;

     . all obligations and liabilities (contingent or not) in respect of (y) leases of such person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such person, and (z) any lease or related documents (including a purchase agreement) in connection with the lease of real property which provides that such person is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the landlord and the obligations of such person under such lease or related document to purchase or to cause a third party to purchase the leased property;

     . all obligations of such person (contingent or not) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement (including any foreign exchange contract, currency exchange agreements and interest rate protection agreements);

     . all direct or indirect guaranties or similar agreements by such person in respect of, and obligations or liabilities (contingent or not) of such person to purchase, acquire or assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kind described in the above clauses;

     . any indebtedness or other obligations described in the first four clauses above secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such person; and

     . any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in the above clauses.

     The debentures are our obligations exclusively and are subordinated to all future and existing Indebtedness (including trade payables) of our subsidiaries. The indenture does not limit the amount of Indebtedness or other liabilities our subsidiaries may incur. Our ability to make required interest, principal, repurchase, cash conversion or redemption payments on the debentures may be impaired as a result of the obligations of our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the debentures or to make any funds available for such payments, whether by dividends, loans or other payments. Any right of ours to receive assets of any of our subsidiaries upon the latter's liquidation or reorganization (and the consequent right of the holders of the debentures to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that we are ourselves recognized as a creditor of the subsidiary, in which case our claims would still be subordinate to any security interests in the assets of the subsidiary and any indebtedness of such subsidiary senior to that held by us. At September 30, 1999, we had no Senior Debt and NECX, which we acquired on December 16, 1999, had liabilities of approximately $49.0 million.

     We are obligated to pay reasonable compensation to the Trustee and to indemnify the Trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the debentures. The Trustee's claims for such payments are senior to those of holders of the debentures in respect of all funds collected or held by the Trustee.


Events of Default

     Each of the following constitutes an event of default:

     . if we fail to pay when due the principal of or premium, if any, on any of the debentures at maturity, upon redemption or exercise of a redemption at the option of a holder of debentures upon a Change of Control or otherwise, whether or not such payment is prohibited by the subordination provisions of the indenture;

     . if we fail to pay an installment of interest (including any liquidated damages, if any) on any of the debentures for 30 days after the date when such interest is due, whether or not such payment is prohibited by the subordination provisions of the indenture;

     . if we fail to perform or observe any other term, covenant or agreement contained in the debentures or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy such failure, and such notice has been given to us by the Trustee or to us and the Trustee by the holders of 25% in aggregate principal amount of the debentures then outstanding;

     . (1) if we fail to make any payment by the end of any applicable grace period, after the maturity of any Indebtedness for borrowed money in an amount in excess of $1,000,000, or (2) if any Indebtedness for borrowed money in an amount in excess of $1,000,000 is accelerated because of a default with respect to the Indebtedness without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, in both cases for a period of 30 days after written notice to us by the Trustee or to us and the Trustee by holders of not less than 25% in aggregate principal amount of the debentures then outstanding; and

     . if certain events of bankruptcy, insolvency or reorganization with respect to us have occurred.

     The indenture provides that the Trustee will, within 90 days of the occurrence of a default, give to the registered holders of the debentures notice of all uncured defaults known to it, but the Trustee will be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the debentures when due or in the payment of any redemption or repurchase obligation.

     If an event of default has occurred and is continuing, the Trustee or the holders of 25% in aggregate principal amount of the debentures then outstanding may declare the debentures due and payable at their principal amount together with accrued interest, and thereupon the Trustee may, at its discretion, proceed to protect and enforce the rights of the holders of the debentures by appropriate judicial proceedings. Such declaration may be rescinded or annulled either with the written consent of the holders of a majority in aggregate principal amount of the debentures then outstanding or a majority in aggregate principal amount of the debentures represented at a meeting at which a quorum (as specified under "--Meetings, Modifications and Waiver") is present, in each case upon the conditions provided in the indenture.

     The indenture entitles the Trustee, subject to the duty of the Trustee during the default to act with the required standard of care, to be indemnified by the holders of the debentures before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the debentures then outstanding through their written consent, or the holders of a majority in aggregate principal amount of the debentures represented at a meeting at which a quorum is present by a written resolution, may direct the time, method and place of conduct any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee.

     We are required to furnish annually to the Trustee a statement as to the fulfillment of our obligations under the indenture.

Consolidation, Merger or Assumption

     We may, without the consent of the holders of the debentures, consolidate with, merge into or transfer all or substantially all of our assets to any other corporation organized under the laws of the United States or any of its political subdivisions, provided that (1) the surviving corporation assumes all of our obligations under the indenture and the debentures, (2) at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, has happened and is continuing and
(3) certain other conditions are met.

Meetings, Modifications and Waiver

     The indenture contains provisions for convening meetings of the holders of the debentures to consider matters affecting their interests.

     The indenture (including the terms and conditions of the debentures) may be modified or amended by us and the Trustee, without the consent of the holder of any debenture, for the purposes of, among other things:

     .    adding to our covenants for the benefit of the holders of debentures;

     .    surrendering any right or power conferred upon us;

     . providing for conversion rights of holders of the debentures in the event of any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets;

     . evidencing the succession of another corporation to VerticalNet and the assumption by such successor of our covenants and obligations under the indenture and in the debentures;

     . reducing the conversion price, provided that the reduction does not adversely affect the interests of holders of the debentures in any material respect;

     . complying with the requirements of the Securities and Exchange Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

     . curing any ambiguity or correcting or supplementing any defective provision contained in the indenture, provided that such modification or amendment does not, in the good faith opinion of our Board of Directors and the Trustee, adversely affect the interests of the holders of the debentures in any material respect; or

     . making any other provisions which we and the Trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of the debentures in any material respect.

     Modifications and amendments to the indenture or to the terms and conditions of the debentures may also be made, and any past default by us may be waived, either (1) with the written consent of the holders of at least a majority in aggregate principal amount of the debentures at the time outstanding or (2) by the adoption of a resolution at a meeting by at least a majority in aggregate principal amount of the debentures represented at such meeting. However, no such modification, amendment or waiver may, without the written consent or the affirmative vote of the holder of each debenture so affected:

     . change the maturity of the principal of or any installment of interest on any such debenture (including any payment of liquidated damages);

     . reduce the principal amount of, or any premium or interest on (including any payment of liquidated damages) any such debenture;

     .    change the currency of payment of such debenture or its interest;

     . impair the right to sue for the enforcement of any payment on or with respect to any such debenture;

     .    modify our obligations to maintain an office or agency in New York
          City;

     . except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders upon a Change of Control or the conversion rights of holders of the debentures;

     . modify the subordination provisions of the debentures in a manner adverse to the holders of debentures;

     . reduce the percentage in aggregate principal amount of debentures outstanding necessary to modify or amend the indenture or to waive any past default; or

     . reduce the percentage in aggregate principal amount of debentures outstanding required for the adoption of a resolution or the quorum required at any meeting of holders of debentures at which a resolution is adopted.

     The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the debentures at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of such aggregate principal amount.

Satisfaction and Discharge

     We may discharge our obligations under the indenture while the debentures remain outstanding if (1) all outstanding debentures will become due and payable at their scheduled maturity within one year or (2) all outstanding debentures are scheduled for redemption within one year, and, in either case, we have deposited with the

Trustee an amount sufficient to pay and discharge all outstanding debentures on the date of their scheduled maturity or the scheduled date of redemption.

Form, Denomination and Registration

     The debentures were issued in fully registered form, without coupons, in multiples of $1,000 of principal.

     Global Debentures; Book-Entry Form. Except as provided below, the debentures sold to Qualified Institutional Buyers, as defined in Rule 144A under the Securities Act ("QIBs"), were evidenced by one or more global debentures which were deposited with the Trustee as custodian for The Depository Trust Company in New York City ("DTC") and registered in the name of DTC or Cede &
Co. ("Cede"), as DTC's nominee. The global debentures (and any debentures issued in exchange for them) are subject to certain transfer restrictions and bear a legend regarding such restrictions as described below in "Transfer Restrictions." Record ownership of the global debentures may only be transferred, in whole or in part, to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below.

     A QIB may hold its interests in the global debentures directly through DTC if such QIB is a participant in DTC, or indirectly through organizations which are participants in DTC. Transfers between participants are made according to DTC rules and are settled in same-day funds. Since the laws of some states require physical delivery of securities, the ability to transfer a beneficial interest in the global debentures may be limited.

     Any beneficial interest in a global debenture that is transferred in the form of an interest in other global debentures, upon transfer, ceases to be an interest in such global debenture and becomes an interest in such other global debenture. It is then subject to all transfer restrictions and other procedures applicable to beneficial interests in such other global debenture while it remains such an interest. All interests in the global debentures are subject to the procedures and requirements of DTC.

     QIBs may beneficially own interests in the global debentures held by DTC only through participants, or banks, brokers, dealers, trust companies and other parties that directly or indirectly clear through or maintain a custodial relationship with a participant. As long as Cede remains the registered owner of the global debentures, Cede will be considered the sole holder of the global debentures. Except as provided below, owners of beneficial interests in the global debentures are not entitled to have certificates registered in their names, have not received physical delivery of certificates and are not considered holders of such global debentures.

     We wire principal and interest payments on the debentures to Cede. We and the Trustee treat Cede as the owner of the global debentures for all purposes. Accordingly, we, the Trustee and any paying agent have no direct responsibility or liability to pay amounts due on the global debentures to owners of beneficial interests in the global debentures.

     It is DTC's current practice, upon receipt of any payment of principal and interest, to credit the participants' accounts on the payment date in amounts proportionate to their respective beneficial interests in the debentures represented by the global debentures, as shown on the records of DTC, unless DTC believes it will not receive payment. Payments by participants to owners of beneficial interests in the debentures represented by the global debentures held through such participants is the responsibility of such participants, as is now the case with securities held for the accounts of customers registered in street name.

     If you would like to convert your debentures into common stock pursuant to the terms of the debentures, you should contact your broker or other participant or indirect participant to obtain information on procedures, including proper forms and cut-off times, for submitting such requests.

     Because DTC can only act on behalf of the participants, who in turn act on behalf of indirect participants and other banks, your ability to pledge your interest in the debentures represented by global debentures to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be limited by the lack of a physical certificate.

     Neither we nor the Trustee (nor any registrar, paying agent or conversion agent under the indenture) has any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted by a holder of the debentures (including, the presentation of the debentures for conversion as described below) only at the direction of a participant to whose account the interests in the global debentures are credited and only for the principal amount of such debentures.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between the participants through electronic book-entry charges to their participants' accounts, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the initial purchasers. Certain participants (or their representatives) may own interests in DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that directly or indirectly clear through, or maintain a custodial relationship with, a participant.

     Although DTC has agreed to these procedures in order to facilitate transfers of interests in the global debentures among the participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause the debentures to be issued in definitive form in exchange for the global debentures. None of us, the Trustee or any of their respective agents has any responsibility for the performance by DTC, its participants or indirect participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global debentures.

     DTC management is aware that some computer applications, systems and the like for processing data that are dependent upon calendar dates, including dates before, on and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its systems, as the same relates to the timely payment of distributions (including principal and interest payments) to securityholders, book-entry deliveries and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

     However, DTC's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as third-party vendors from whom DTC licenses software and hardware, and third-party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed its participants and other members of the financial community that it is contacting (and will continue to contact) third-party vendors from whom DTC acquires services to: (i) impress upon them the importance of such services being Year 2000 compliant and (ii) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

     According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

     Certificated Debentures. Debentures sold to a limited number of "accredited investors" as defined in Rule 501(a)(1), (2), (3), (5), (6) or (7) under the Securities Act who are not QIBs were issued in certificated, fully registered form and may not be represented as a global debenture. QIBs could request that its debenture be issued in certificated form and may request at any time that its interest in a global debenture be exchanged for a debenture in certificated form. Certificated debentures may also be issued in exchange for debentures represented by the global debentures if no successor depositary is appointed by us as described above or in certain other circumstances set forth in the indenture.

     Restrictions on Transfer; Legends. The debentures are subject to certain transfer restrictions as described above under "Transfer Restrictions" and certificates evidencing the debentures bear a legend to that effect.


Governing Law

     The indenture and the debentures and the rights and duties of the parties under each are governed by, and construed in accordance with, the law of the State of New York.


Information Concerning the Trustee

     We have appointed Bankers Trust Company, as Trustee under the indenture, as paying agent, conversion agent, registrar and custodian with regard to the debentures. American Stock Transfer & Trust Company is the transfer agent for our common stock. The Trustee or its affiliates may in the future provide banking and other services to us in the ordinary course of their business.


Registration Rights

     The Registration Rights Agreement entered into upon the initial closing of the offering of the debentures requires us to register the debentures and the common stock issuable upon conversion of the debentures, at our expense, with the Commission no later than February 19, 2000. However, if (1) the registration statement does not become effective by May 5, 2000 or (2) VerticalNet suspends the use of this prospectus (which is part of this registration statement) for a period in excess of 45 days (60 days under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events), in any three-month period, or in excess of 90 days in any 12-month period, additional interest as liquidated damages will accrue on the debentures. The liquidated damages will accrue at a rate per year of one quarter of one percent (.25%) of the principal amount, to and including the 90/th/ day following the occurrence of such events and at a rate of one half of one percent (.5%) of the principal amount from and after the 91/st/ day following the occurrence of such event.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 90,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. VerticalNet is a Pennsylvania corporation and is subject to the Pennsylvania Business Corporation Law of 1988.


Common Stock

     Holders of the common stock are entitled to receive, as, when and if declared by the board of directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes subject to any dividend preferences that may be attributable to preferred stock that may be authorized. Holders of common stock are entitled to one vote for each share held of record on all matters on which shareholders may vote, except with respect to the election of directors in which case shareholders are entitled to multiply the number of shares held of record by the number of directors to be elected and distribute such number of votes for one or among two or more nominees.

     There are no preemptive, conversion, redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution.


Preferred Stock

     Our board of directors, without further action by the shareholders, is authorized to issue an aggregate of 10,000,000 shares of preferred stock. No shares of preferred stock are outstanding and we have no plans to issue a new series of preferred stock. Our board of directors may, without shareholder approval, issue preferred stock with dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences, which rights and preferences could adversely affect the voting power of the holders of common stock. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring, a majority of our outstanding stock.


Classified Board of Directors

     Our bylaws, as amended and restated, divide our board of directors into three classes, with regular three-year staggered terms and initial terms of one year for the class I directors, two years for the class II directors and three years for the class III directors. This could prevent a party who acquires control of the majority of the outstanding voting stock from obtaining control of the board of directors.

     Our shareholders do not have the right to cumulative voting in the election of directors.

Shareholder Action by Written Consent

     Under Pennsylvania law, any action that may be taken at a meeting of the shareholders may be taken without a meeting if such action is authorized by the unanimous written consent of all shareholders entitled to vote at a meeting for such purposes.

Special Meetings

     Our articles of incorporation and bylaws provide that special meetings of our shareholders may be called only by the board or by our chairman or chief executive officer. This provision may make it more difficult for shareholders to take action opposed by the board.


Amendments to Our Bylaws

     Our bylaws provide that the vote of a majority of all directors or the vote of the majority of the outstanding stock entitled to vote is required to alter, amend or repeal our bylaws.


Indemnification of Directors and Officers

     Section 1741 of the Pennsylvania corporate laws provides the power to indemnify any officer or director acting in his capacity as our representative who was, is or is threatened to be made a party to any action or proceeding for expenses, judgments, penalties, fines and amounts paid in settlement in connection with such action or proceeding. The indemnity provisions apply whether the action was instituted by a third party or arose by or in our right. Generally, the only limitation on our ability to indemnify our officers and directors is if the act violates a criminal statute or if the act or failure to act is finally determined by a court to have constituted willful misconduct or recklessness.

     Our bylaws provide a right to indemnification to the full extent permitted by law for expenses, attorney's fees, damages, punitive damages, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by any director or officer whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in our right by reason of the fact that such director or officer is or was serving as our director, officer or employee or, at our request, as a director, officer, partner, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, unless the act or failure to act giving rise to the claim for indemnification is finally determined by a court to have constituted willful misconduct or recklessness. Our bylaws provide for the advancement of expenses to an indemnified party upon receipt of an undertaking by the party to repay those amounts if it is finally determined that the indemnified party is not entitled to indemnification.

     Our bylaws authorize us to take steps to ensure that all persons entitled to the indemnification are properly indemnified, including, if the board of directors so determines, purchasing and maintaining insurance.


Limitation of Liability

     Our articles of incorporation provide that none of our directors shall be personally liable to us or our shareholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

     .    for any breach of such person's duty of loyalty;

     . for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

     . for the payment of unlawful dividends and certain other actions prohibited by Pennsylvania corporate law; and

     . for any transaction resulting in receipt by such person of an improper personal benefit.

     We maintain directors and officers' liability insurance to provide directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. At present, there is no pending litigation or proceeding, and we are not aware of any threatened litigation or proceeding, involving any director, officer, employee or agent where indemnification will be required or permitted under the articles of incorporation or our bylaws.

Pennsylvania Control-Share Acquisitions Law

     Generally, subchapters 25E, F, G, H, I and J of the Pennsylvania corporate laws place certain procedural requirements and establish certain restrictions upon the acquisition of voting shares of a corporation which would entitle the acquiring person to cast or direct the casting of a certain percentage of votes in an election of directors. Subchapter 25E of the Pennsylvania corporate laws provides generally that, if a company were involved in a "control transaction," shareholders of the company would have the right to demand from a "controlling person or group" payment of the fair value of their shares. For purposes of subchapter 25E, a "controlling person or group" is a person or group of persons acting in concert that, through voting shares, has voting power over at least 20% of the votes which shareholders of the company would be entitled to cast in the election of directors. A control transaction arises, in general, when a person or group acquires the status of a controlling person or group.

     In general, Subchapter 25F of the Pennsylvania corporate laws delays for five years and imposes conditions upon "business combinations" between an "interested shareholder" and us. The term "business combination" is defined broadly to include various merger, consolidation, division, exchange or sale transactions, including transactions utilizing our assets for purchase price amortization or refinancing purposes. An "interested shareholder," in general, would be a beneficial owner of at least 20% of our voting shares.

     In general, Subchapter 25G of the Pennsylvania corporate laws suspends the voting rights of the "control shares" of a shareholder that acquires for the first time 20% or more, 33 1/3% or more, or 50% or more of a company's shares entitled to be voted in an election of directors. The voting rights of the control shares generally remain suspended until such time as the "disinterested" shareholders of the company vote to restore the voting power of the acquiring shareholder.

     Subchapter 25H of the Pennsylvania corporate laws provides in certain circumstances for the recovery by a company of profits made upon the sale of its common stock by a "controlling person or group" if the sale occurs within 18 months after the controlling person or group became such and the common stock was acquired during such 18 month period or within 24 months before such period. In general, for purposes of Subchapter 25H, a "controlling person or group" is a person or group that:

     (1)   has acquired;

     (2)   offered to acquire; or

     (3) publicly disclosed or caused to be disclosed an intention to acquire voting power over shares that would entitle such person or group to cast at least 20% of the votes that shareholders of the company would be entitled to cast in the election of directors.

     If the disinterested shareholders of a company vote to restore the voting power of a shareholder who acquires control shares subject to Subchapter 25G, such company would then be subject to subchapters 25I and J of the Pennsylvania corporate laws. Subchapter 25I generally provides for a minimum severance payment to certain employees terminated within two years of such approval. Subchapter 25J, in general, prohibits the abrogation of certain labor contracts prior to their stated date of expiration.

     The above descriptions of subchapters of the Pennsylvania corporate laws summarize the material anti-takeover provisions contained in the Pennsylvania corporate laws but are not a complete discussion of those provisions.


Certain Anti-Takeover Provisions

     The ability of the board of directors to establish the rights of, and to issue, substantial amounts of preferred stock without the need for shareholder approval, may have the effect of discouraging, delaying or preventing a change in control. Such preferred stock, among other things, may be used to create voting impediments with respect to any changes in control or to dilute the stock ownership of holders of common stock seeking to obtain control. See

"Risk Factors--Risks Related to this Offering--Anti-takeover provisions and our right to issue preferred stock could make a third-party acquisition of us difficult," "--Common Stock" and "--Preferred Stock."


Registration Rights

     In addition to the registration rights granted in connection with the offering of the debentures, the holders of 18,671,054 shares of common stock and warrants to purchase 395,208 shares of common stock are entitled to certain registration rights. These rights are provided under the terms of agreements between us and the holders of such securities. Such agreements provide, in certain instances, demand registration rights. In addition, pursuant to these agreements, the holders are entitled, subject to certain limitations, to require us to include their registrable securities in future registration statements we file under the Securities Act of 1933.

     The holders also are entitled, subject to certain limitations, to require us to register their registrable securities on a registration statement on Form S-3 once we are eligible to use a Form S-3 in connection with such registrations. Registration of shares of common stock pursuant to the exercise of demand registration rights, piggyback registration rights or S-3 registration rights under the Securities Act of 1933 would result in such shares becoming freely tradeable without restriction under the Securities Act of 1933 immediately upon the effectiveness of such registration. "Risk Factors--Risks Related to this Offering--Shares eligible for future sale by our current shareholders may cause our stock price to decline" and "Shares Eligible for Future Sale."


Transfer Agent

     The transfer agent for our common stock is American Stock Transfer and Trust Company.

                                SELLING HOLDERS

     The debentures were originally issued by VerticalNet and sold by the initial purchasers in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by such initial purchasers to be qualified institutional buyers or other institutional accredited investors. Selling holders, which term includes their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the debentures and common stock into which the debentures are convertible.

     The following table sets forth information, as of December 31, 1999, with respect to the selling holders and the respective principal amounts of debentures beneficially owned by each selling holder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling holders. The selling holders may offer all, some or none of the debentures or common stock into which the debentures are convertible. Because the selling holders may offer all or some portion of the debentures or the common stock, no estimate can be given as to the amount of the debentures or the common stock that will be held by the selling holders upon termination of any such sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their debentures since the date on which they provided the information regarding their debentures in transactions exempt from the registration requirements of the Securities Act.

                                          Principal Amount of
                                                 Notes
                                         Beneficially Owned and         Common Stock Owned Prior             Common Stock
Name                                    Offered Hereby/(1 )//(2)/      to the Offering /(1)//(2)/         Offered Hereby /(2)/
----                                    ------------------------      ---------------------------         ---------------------
Lehman Brothers, Inc. Jagarnauth
AVP...........................................$ 32,832,000                      191,762                      820,800
Deutsche Bank Securities......................  18,762,000                          877                      469,050
Bear, Stearns Securities Corp.................  14,160,000                      300,013                      354,000
Goldman Sachs International...................   9,600,000                          ---                      240,000
Goldman, Sachs & Co...........................   6,750,000                      114,630                      168,750
JMG Triton Offshore Fund Ltd..................   6,150,000                          ---                      153,750
Chase Manhattan Bank..........................   5,000,000                    1,375,568                      125,000
JMG Capital Partner L.P.......................   3,750,000                          ---                       93,750
J.P. Morgan Securities, Inc...................   3,750,000                          500                       93,750
Salomon Smith Barney Inc......................   3,006,000                      194,991                       75,150
BNY - Barclays Capital Securities
Ltd., SBL/PB..................................   2,400,000                          ---                       60,000
RBC Dominion Securities, Inc..................   2,000,000                       13,129                       50,000
BancBoston Robertson Stephens Inc.............   1,900,000                        1,933                       47,500
Morgan, Stanley & Company.....................   1,550,000                      681,612                       38,750
Barclays Capital, Inc.........................   1,000,000                          ---                       25,000
Custodial Trust Company.......................   1,000,000                        1,200                       25,000
Citibank, N.A.................................     410,000                      229,303                       10,250
Boston Safe Deposit and Trust
Company.......................................     330,000                      462,137                        8,250
Northern Trust Company........................     150,000                      211,039                        3,750
State Street Bank and Trust
Company.......................................     150,000                    3,435,324                        3,750
ABN Amro Incorporated.........................     100,000                        2,420                        2,500
Nomura Securities International,
Inc...........................................     100,000                           50                        2,500
Merrill Lynch, Pierce, Fenner &
Smith, Inc....................................      50,000                          ---                        1,250
Any other holder of debentures or
future transferee from any such
holder (3)(4).................................     100,000                          ---                        2,500
                                              ------------                   ----------                    ---------

                    TOTAL                     $115,000,000                    7,216,488                    2,875,000
                                              ============                   ==========                    =========

____________________

(1)  Includes common stock into which the notes are convertible.
(2) Reflects a conversion price of $40.00 per share and a cash payment in lieu of any fractional interest.
(3) Information concerning other selling holders of debentures will be set forth in prospectus supplements from time to time, if required.
(4) Assumes that any other holders of debentures or any future transferee from any such holder does not beneficially own any common stock other than common stock into which the debentures are convertible at the conversion price of $40.00 per share.

          None of the selling holders has had any material relationship with VerticalNet or its affiliates within the past three years. The selling holders purchased all of the shares from VerticalNet in private transactions on September 27 and October 12, 1999. All of the shares were "restricted securities" under the Securities Act prior to this registration.

          The selling holders have represented to us that they purchased the shares for their own account for investment only and not with a view toward selling or distributing them, except pursuant to sales registered under the Securities Act or exemptions. VerticalNet agreed with the selling holders to file the registration statement to register the resale of the shares. VerticalNet agreed to prepare and file all necessary amendments and supplements to the registration statement to keep it effective until the earlier of (1) September 27, 2001 and (2) the date on which the debentures and the common stock into which the notes are convertible no longer qualify as "Registrable Securities" under the Registration Rights Agreement.

          Information concerning the selling holders may change from time to time and any such changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the per share conversion price, and therefore the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of debentures and the number of shares of common stock into which the notes are convertible may increase or decrease.

                       CERTAIN FEDERAL TAX CONSEQUENCES


     The following is a general discussion of certain anticipated U.S. federal income tax consequences to a U.S. holder of the purchase, ownership and disposition of the debentures (or our common stock acquired upon conversion of a debenture) as of the date hereof. This summary is generally limited to U.S. holders (as defined below) who will hold the debentures and the shares of common stock into which the debentures are convertible as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code") and who acquire the debentures in this offering at the initial offering price, and does not deal with special situations including those that may apply to particular holders such as exempt organizations, dealers in securities or commodities, financial institutions, insurance companies, regulated investment companies and holders whose "functional currency" is not the U.S. dollar. This discussion does not address the tax consequences to non-U.S. holders, nor does it discuss tax consequences arising under any state, local or foreign law. The federal income tax considerations set forth below are based upon the Internal Revenue Code of 1986, as amended (the "Code") and Treasury Regulations, court decisions, and Internal Revenue Service ("IRS") rulings now in effect, all of which are subject to change. Prospective investors should particularly note that any such change could have retroactive application so as to result in federal income tax consequences different from those discussed below. As used herein, the term "U.S. holder" means a beneficial owner of a debenture (or our common stock acquired upon conversion of a debenture) that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity (other than a trust) created or organized in or under the laws of the United States or of any political subdivision thereof (other than a partnership that is not treated as a U.S. person under any applicable Treasury Regulations), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions. Prospective investors are urged to consult their tax advisors regarding the tax consequences, in their particular circumstances, of purchasing, holding and disposing of the debentures or our common stock, including the tax consequences arising under any state, local or foreign laws. We have been advised by our counsel, Morgan, Lewis & Bockius LLP, that, while the following does not purport to discuss all tax matters relating to the debentures or the common stock acquired upon conversion of a debenture, the following are the material tax consequences of the debentures and common stock acquired upon conversion of a debenture, subject to the qualifications set forth below.

     Based on currently applicable authorities, we will treat the debentures as indebtedness for U.S. federal income tax purposes. However, since the debentures have certain equity characteristics, it is possible that the IRS will contend that the debentures should be treated as an equity interest in, rather than indebtedness of VerticalNet. In the event the debentures are treated as equity, distributions received on a debenture would first be taxable to the holder as dividend income to the extent of our accumulated earnings and profits, and next would be treated as a return of capital to the extent of the U.S. holder's tax basis in the debenture, with any remaining amount treated as gain from the sale of a debenture. Moreover, in the event of equity treatment, we would not be entitled to deduct interest on such debentures for U.S. federal income tax purposes. Additionally, in the event of equity treatment, a distribution to a corporate U.S. holder may qualify for a dividends received deduction. Except as otherwise noted, the remainder of this discussion assumes that the debentures will constitute indebtedness for U.S. tax purposes.

STATED INTEREST

  Interest paid on a debenture will be includable in the income of a U.S. holder as ordinary income at the time it accrues or is received in accordance with such holder's method of accounting for U.S. federal income tax purposes. The interest rate on the debentures is subject to increase in certain circumstances, including if the debentures are not registered with the Commission within prescribed time periods. We intend to treat the possibility that we will pay such additional interest as subject to a remote contingency, within the meaning of applicable Treasury Regulations and, therefore, we believe that any such additional interest will not affect the yield to maturity on the debentures and therefore will be taxable to U.S. holders at the time it accrues or is received in accordance with each such holder's method of accounting. Similarly, we intend to take the position that the likelihood of a redemption or repurchase upon a change of control is remote or incidental within the meaning of the Treasury Regulations, and likewise does not affect the yield to maturity on the debentures.


CONVERSION OR REPURCHASE FOR COMMON STOCK

  A U.S. holder will not recognize income, gain or loss upon conversion of the debentures solely into our common stock or a repurchase for common stock of a debenture pursuant to exercise of the repurchase right (except with respect to any amounts attributable to accrued interest on the debentures not previously included in income, which will be treated as interest for federal income tax purposes, and except with respect to cash received in lieu of fractional shares). The U.S. holder's basis in the common stock received on conversion or repurchase of a debenture for common stock pursuant to the repurchase right will be the same as the U.S. holder's adjusted tax basis in the debentures at the time of conversion or repurchase (reduced by any basis allocable to a fractional share), and the holding period for the common stock received on conversion or repurchase will include the holding period of the debentures that were converted or repurchased.

  Cash received in lieu of a fractional share of common stock upon conversion of the debentures into common stock or upon a repurchase for common stock of a debenture pursuant to exercise of the repurchase right will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the U.S. holder's adjusted tax basis in the fractional share).


DIVIDENDS ON COMMON STOCK

  Generally, distributions will be treated as a dividend, subject to tax as ordinary income, to the extent of our current or accumulated earnings or profits, then as a tax-free return of capital to the extent of such U.S. holder's adjusted tax basis in the common stock and thereafter as gain from the sale or exchange of such common stock. Additionally, a dividend distribution to a corporate U.S. holder may qualify for a dividends received deduction.


DISPOSITION, REDEMPTION OR REPURCHASE FOR CASH

  Except as set forth above under ''Conversion or Repurchase for Common Stock,'' U.S. holders generally will recognize gain or loss upon the sale, redemption (including a repurchase for cash pursuant to the repurchase right) or other taxable disposition of the debentures or common stock in an amount equal to the difference between (1) the U.S. holder's adjusted tax basis in the debentures or common stock (as the case may be) and (2) the amount of cash and fair market value of any property received from such disposition (other than amounts attributable to accrued interest on the debentures not previously included in income, which will be treated as interest for federal income tax purposes). A U.S. holder's adjusted tax basis in a debenture generally will equal the cost of the debenture to such U.S. holder, less any principal payments received by such U.S. holder.

  Such gain or loss from the taxable disposition of the debentures or common stock generally will be long-term capital gain or loss if the debentures were held for more than one year at the time of the disposition and, in the case of an individual holder, will be taxed at a maximum rate of 20%. Short-term capital gains realized by individual U.S. holders are taxed at a maximum rate of 39.6%. Corporate U.S. holders are subject to a maximum regular income tax rate of 35% on all capital gains and ordinary income. The deductibility of capital losses is subject to limitations.


ADJUSTMENT OF CONVERSION PRICE

  The Conversion Price of the debentures is subject to adjustment under certain circumstances. Under Section 305 of the Code and the Treasury Regulations issued thereunder, adjustments or the failure to make such adjustments to the Conversion Price of the debentures may result in a taxable constructive distribution to the U.S. Holders of debentures if, and to the extent that, certain adjustments in the Conversion Price that may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of our common stock) increase the proportionate interest of a U.S. holder in our assets or earnings and profits whether or not the U.S. holders ever convert the debentures. Such constructive distribution will be treated as a dividend, resulting in ordinary income (and a possible dividends received deduction in the case of corporate holders) to the extent of our current and accumulated earnings and profits, with any excess treated first as a tax-free return of capital which reduces such U.S. holder's tax basis in the debentures to the extent thereof and thereafter as gain from the sale or exchange of the debentures. Generally, a U.S. holder's tax basis in a debenture will be increased to the extent any such constructive distribution is treated as dividend. Moreover, if there is not a full adjustment to the Conversion Price of the debentures to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the common stock generally will be treated as a constructive distribution to such holders, taxable as described above. As a result, U.S. holders of debentures could have taxable income as a result of an event pursuant to which they receive no cash or property.


DEDUCTIBILITY OF INTEREST

  Generally, under Section 279 of the Code, an interest deduction in excess of $5 million is not permitted with respect to certain ''corporate acquisition indebtedness.'' Corporate acquisition indebtedness includes any indebtedness that is (1) issued to provide consideration for the direct or indirect acquisition of stock or assets of another corporation; (2) subordinated; (3) convertible directly or indirectly into the stock of the issuing corporation; and (4) issued by a corporation that has a debt to equity ratio that exceeds 2 to 1. Our ability to deduct all of the interest payable on the debentures will depend on the application of the foregoing tests to us. The availability of an interest deduction with respect to the debentures was not determinative in our issuance of the debentures pursuant to this offering.


BACKUP WITHHOLDING AND INFORMATION REPORTING

  We or our designated paying agent will, where required, report to U.S. holders of debentures (or common stock) and the IRS the amount of any interest paid on the debentures (or dividends paid with respect to the common stock or other reportable payments) in each calendar year and the amount of tax, if any, withheld with respect to such payments.

  Under the backup withholding provisions of the Code and the applicable Treasury Regulations, a U.S. holder of debentures (or our common stock acquired upon the conversion of a debenture) may be subject to backup withholding at the rate of 31% with respect to dividends or interest paid on, or the proceeds of a sale, exchange or redemption of, debentures or common stock, unless (a) such holder is a corporation or comes within certain other exempt categories and when required demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

  Treasury Regulations (the ''New Withholding Regulations''), generally effective January 1, 2001, subject to certain transition rules, modify the currently effective information withholding and backup withholding procedures and requirements. Prospective investors should consult their own tax advisors concerning the application of the New Withholding Regulations.

  The preceding discussion of certain U.S. federal income tax consequences is for general information only and is not tax advice. Accordingly, you should consult your own tax adviser as to particular tax consequences to you of purchasing, holding and disposing of the debentures and our common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

                             PLAN OF DISTRIBUTION


          The selling holders and their successors, which term includes their transferees, pledgees or donees or their successors, may sell the debentures and the common stock into which the debentures are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

          The debentures and the common stock into which the debentures are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions, which may involve crosses or block transactions (1) on any national securities exchange or quotation service on which the debentures or the common stock may be listed or quoted at the time of sale, (2) in the over-the-counter market, (3) in transactions otherwise than on such exchanges or services or in the over-the-counter market, (4) through the writing of options, whether such options are listed on an options exchange or otherwise, or (5) through the settlement of short sales. In connection with the sale of the debentures and the common stock into which the debentures are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the debentures or the common stock into which the debentures are convertible and deliver these securities to close out such short positions, or loan or pledge the debentures or the common stock into which the debentures are convertible to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling holders from the sale of the debentures or common stock into which the debentures are convertible offered by them hereby will be the purchase price of such debentures or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notice or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the debentures for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the debentures.

     In order to comply with the securities laws of some states, if applicable, the debentures and common stock into which the debentures are convertible may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the debentures and common stock into which the debentures are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the debentures and common stock into which the debentures are convertible, may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provision.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell any debentures or common stock described herein and may not transfer devise or gift such securities by other means not described in this prospectus.

     To the extent required, the specific debentures or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, an any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     We entered into a Registration Rights Agreement for the benefit of holders of the debentures to register that their debentures and common stock under applicable federal and state securities laws under certain circumstances and at certain times. The Registration Rights Agreement provides for cross-indemnification of the selling holders and VerticalNet and their respective directors, officers and controlling persons against certain liabilities in connection with the offer and sale of the debentures and the common stock including liabilities under the Securities Act. We will pay all of our expenses and substantially all of the expenses incurred by the selling holders incident to the offering and sale of the debentures and the common stock, provided that each selling holder will responsible for payment of commissions, concessions and discounts of underwriters, broker-dealers or agents.


                                 LEGAL MATTERS

     The validity of the securities offered by this prospectus will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.


                                    EXPERTS

     The consolidated financial statements and schedules of VerticalNet, Inc. as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998 and the financial statements of CertiSource, Inc. as of December 31, 1998 and for the year then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Techspex, Inc., LabX Technologies, Inc., Isadra, Inc. and NECX Exchange, LLC incorporated by reference in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.


                            ADDITIONAL INFORMATION

     The Commission permits us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the Commission after the date of this prospectus will automatically update and supersede this information. However, any information contained herein shall modify or supersede information contained in documents we filed with the Commission before the date of this prospectus.

     We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 1998. We incorporate by reference our Quarterly Reports on Forms 10-Q for the quarters ended March 31, June 30, and September 30, 1999. We incorporate by reference our Reports on Form 8-K dated June 14, July 29, August 10, August 25, September 9, September 21, November 16, December 16, 1999 and February 11, 2000 and 8-K/A filed February 1, 2000. We also incorporate by reference any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until we sell all of the shares of common stock being registered or until this offering is otherwise terminated.

     If you request a copy of any or all of the documents incorporated by reference by written or oral request, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to VerticalNet, Inc., 700 Dresher Road, Suite 100, Horsham, Pennsylvania 19044, Attention: James W. McKenzie, Jr., (215) 315-3592.

     In addition, we file reports, proxy statements and other information with the Commission under the Exchange Act. You may read and copy this information at the following locations of the Commission: (1) Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, (2) Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and (3) Northeast Regional Office, Seven World Trade Center, New York, New York 10048.

     You may also obtain copies of this information by mail from the Public Reference Section of the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the Commission's Public Reference Room in Washington, D.C. can be obtained by calling the Commission at 1-800-SEC-0330.

     Our common stock is quoted on The Nasdaq National Market. Reports, proxy statements and other information concerning VerticalNet can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a Web site that contains all information filed electronically by us. The address of the Commission's Web site is (http://www.sec.gov.).

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses, other than underwriting discounts and commissions, in connection with the shelf registration of the debentures, all of which will be paid by VerticalNet, Inc.:

Registration fee..............................................     $30,360
Transfer Agent and Registrar Fees.............................
Printing and Engraving........................................
Legal Fees....................................................      40,000
Blue Sky Fees and Expenses....................................
Accounting Fees...............................................      25,000
Miscellaneous.................................................

  Total.......................................................

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Amended and Restated Articles of Incorporation provide that pursuant to and to the extent permitted by Pennsylvania law, the Company's directors shall not be personally liable for monetary damages for breach of any duty owed to the Company and its shareholders. This provision does not eliminate the duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Pennsylvania law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving knowing violations of law, or for actions resulting in improper personal benefit to the director, the provision also does not affect a director's responsibilities under any other law, such as federal securities laws or state or federal environmental laws. The Company's Amended and Restated Bylaws provide that the Company shall indemnify its officers and directors to the fullest extent permitted by Pennsylvania law, including some instances in which indemnification is otherwise discretionary under Pennsylvania law. Pennsylvania law permits the Company to provide similar indemnification to employees and agents who are not directors or officers. The determination of whether an individual meets the applicable standard of conduct may be made by the disinterested directors, independent legal counsel or the shareholders. Pennsylvania law also permits indemnification in connection with a proceeding brought by or in the right of the Company to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable.

     In general, any officer or director of the Company shall be indemnified by the Company against expenses including attorneys' fees, judgments, fines and settlements actually and reasonably incurred by that person in connection with a legal proceeding as a result of such relationship, whether or not the indemnified liability arises from an action by or in the right of the Company, if the officer or director acted in good faith, and in the manner believed to be in or not opposed to the Company's best interest, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. Such indemnity is limited to the extent that (i) such person is not otherwise indemnified and (ii) such indemnifications not prohibited by Pennsylvania law or any other applicable law.

Any indemnification under the previous paragraph (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon the determination that indemnification of the director or officer is proper in the circumstances because that person has met the applicable standard of conduct set forth above. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum of disinterested directors who are not parties to such action or (ii) if such quorum is not obtainable or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion. To the extent that a director or officer of the Company shall be successful in prosecuting an indemnity claim, the reasonable expenses of any such person and the fees and expenses of any special legal counsel engaged to determine the possibility of indemnification shall be borne by the Company.

     Expenses incurred by a director or officer of the Company in defending a civil or criminal action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that person is not entitled to be indemnified by the Company as authorized by our Bylaws.

     The indemnification and advancement of expenses provided by, or granted pursuant to Article 8 of our Bylaws is not deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled, both as to action in that person's official capacity and as to action in another capacity while holding such office.

     The Board of Directors has the power to authorize the Company to purchase and maintain insurance on behalf of the Company and others to the extent that power to do so has not been prohibited by the Pennsylvania law, create any fund to secure any of its indemnification obligations and give other indemnification to the extent permitted by law. The obligations of the Company to indemnify a director or officer under Article 8 of our Bylaws is a contract between the Company and such director or officer and no modification or repeal of our Bylaws shall detrimentally affect such officer or director with regard to that person's acts or omissions prior to such amendment or repeal.

     The Company has also purchased insurance for its directors and officers for certain losses arising from claims or charges made against them in their capacities as directors and officers of the Company.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following exhibits are filed as part of this registration statement:

                                   EXHIBITS

Exhibit Number                            Description
--------------                            -----------
      3.1           Amended and Restated Articles of Incorporation (1)
      3.2           Amended and Restated Bylaws (1)
      4.1 Indenture, dated as of September 27, 1999, between VerticalNet, Inc. and Bankers Trust Company, as trustee (2)
      4.2 Registration Rights Agreement, dated as of September 21, 1999, by and among VerticalNet, Inc. and the initial purchasers (2)
      5.1 Opinion of Morgan, Lewis & Bockius LLP regarding the legality of the securities being registered *
      8.1           Opinion of Morgan, Lewis & Bockius LLP regarding Tax Matters
     12.1           Computation of Ratio of Earnings to Fixed Charges (3)
     23.1           Consent of KPMG LLP *
     23.2           Consent of Arthur Andersen LLP *
     23.3           Consent of Arthur Andersen LLP *
     23.4 Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5 hereto)
     24.1 Power of Attorney (included on signature page to this Registration Statement)
     25.1 Form T-1 Statement of Eligibility of the Bankers Trust Company to act as trustee under the Indenture *

*Filed herewith
(1) Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (Registration No. 333-68053) filed with the Commission on November 27, 1998 amended and incorporated herein by reference.
(2) Filed as an exhibit to the Registrant's report on Form 10-Q dated September 30, 1999.
(3)  To be filed by amendment.


ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which any offers or sales are being made, a post-effective amendment to this registration statement:



          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment hereof) which, individually or in aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any other material change to such information in the registration statement.

     (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities being offered therein and the offering of such securities at the time may be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities which are being registered which remain unsold at the termination of the offering.

     (4) That for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof

     (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed by the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection
(a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                  SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN HORSHAM, PENNSYLVANIA ON FEBRUARY ___, 2000.

                    VERTICALNET, INC.

                    By: /S/ MARK L. WALSH
                       ________________________________
                           MARK L. WALSH
                            PRESIDENT

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

Each person in so signing also makes, constitutes and appoints Mark L. Walsh and Gene S. Godick, and each of them acting alone, his or her true and lawful attorney-in-fact, with full power of substitution, to execute and cause to be filed with the Securities and Exchange Commission pursuant to the requirements of the Securities Act of 1933, as amended, any and all amendments and post-effective amendments to this registration statement, and including any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his or her substitute or substitutes may do or cause to be done by virtue hereof.

NAME                               CAPACITY                             DATE
----                               --------                             ----
/S/ MARK L. WALSH
____________________________        President and Chief Executive        February 11, 2000
MARK L. WALSH                       Officer and Director (Principal
                                    Executive Officer)

/S/ MICHAEL J. HAGAN
____________________________        Executive Vice President and Chief   February 11, 2000
MICHAEL J. HAGAN                    Operating Officer and Director

/S/ GENE S. GODICK
____________________________        Senior Vice President and Chief      February 11, 2000
GENE S. GODICK                      Financial Officer (Principal
                                    Financial and Accounting Officer)

/S/ DOUGLAS A. ALEXANDER
____________________________        Chairman of the Board and Director   February 11, 2000
DOUGLAS A. ALEXANDER

/S/ JEFFREY C. BALLOWE
____________________________        Director                             February 11, 2000
JEFFREY C. BALLOWE

/S/ WALTER W. BUCKLEY III
____________________________        Director                             February 11, 2000
WALTER W. BUCKLEY III